Exhibit 99.2

Execution Copy

HUDBAY MINERALS INC.

as the Offeror

and

NORSEMONT MINING INC.

as the Company

SUPPORT AGREEMENT

January 9, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Singular, Plural, etc.	11
1.3	Deemed Currency	11
1.4	Headings, etc.	11
1.5	Date for any Action	11
1.6	Calculation of Time	11
1.7	Accounting Matters	11
1.8	Certain Expressions	12
1.9	Governing Law	12
1.10	Statutory References	12
1.11	Ordinary Course	12
1.12	Knowledge	12
1.13	Incorporation of Schedules	12

ARTICLE 2 THE OFFER		12
2.1	The Offer	12
2.2	Conditions to Making of the Offer	15
2.3	Directors’ Circular, Fairness Opinions and Press Release	17
2.4	Offer Documents	18
2.5	Subsequent Acquisition Transaction	19
2.6	Registrar and Transfer Agent and Information Agent	19
2.7	Information Agent and Dealer Manager	19
2.8	Shareholder Rights Plan	19
2.9	Outstanding Options	19
2.10	Change in Nature of Transaction	21
2.11	Directors	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE OFFEROR		22
3.1	Organization and Qualification	22
3.2	Capitalization	22
3.3	Authority Relative to this Agreement	23
3.4	No Violations	23
3.5	Reporting Status and Securities Law Matters	24
3.6	Reports	24
3.7	Offeror Financial Statements	24
3.8	Absence of Certain Changes	25
3.9	Litigation	25
3.10	Taxes	25
3.11	Mineral Resources	25
3.12	No Expropriation	26
3.13	Restrictive Covenants	26
3.14	Funds Available	26
3.15	Common Share Ownership	26
3.16	Residency	26
3.17	Investment Canada Act	26

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		27
4.1	Organization and Qualification	27
4.2	Capitalization	27
4.3	Ownership of Subsidiaries	28
4.4	Authority Relative to this Agreement	28
4.5	No Violations	29
4.6	Compliance with Laws	29
4.7	Safety Matters	30
4.8	Reporting Status and Securities Laws Matters	30
4.9	Reports	30
4.10	The Company Financial Statements	31
4.11	Books and Records	31
4.12	Disclosure Controls	31
4.13	Internal Control	32
4.14	Whistleblower Reporting	32
4.15	Absence of Certain Changes	32
4.16	No Undisclosed Liabilities	33
4.17	Litigation	33
4.18	Taxes	34
4.19	Flow Through Obligations	35
4.20	Leased Property	35
4.21	Intellectual Property	35
4.22	Personal Property	35
4.23	Contracts	35
4.24	Interest in Mineral Rights	36
4.25	Mineral Resources	38
4.26	No Expropriation	38
4.27	Permits	38
4.28	Pension and Employee Benefits	38
4.29	Insurance	39
4.30	Related Party Transactions	40
4.31	Environment	40
4.32	Restrictive Covenants	41
4.33	Employment Agreements and Collective Agreements	41
4.34	Competition Act	42
4.35	Brokers	42
4.36	Condition of Assets	42
4.37	Certain U.S. Securities Laws Matters	42
4.38	Shareholder Rights Plan	43

ARTICLE 5 CONDUCT OF BUSINESS		43
5.1	Conduct of Business by the Company	43

ARTICLE 6 COVENANTS OF THE COMPANY		47
6.1	Non-Solicitation	47
6.2	Right to Match	49
6.3	Termination Payment and Expense Reimbursement	50
6.4	Injunctive Relief	51

ii

6.5	Consents	52
6.6	Market Purchases	52
6.7	Cooperation	53
6.8	Transition Services	53

ARTICLE 7 MUTUAL COVENANTS		53
7.1	Notice Provisions	53
7.2	Additional Agreements and Filings	54
7.3	Preparation of Filings	54
7.4	Consultation and Access to Information	55
7.5	Publicity	56
7.6	Privacy Matters	56

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		57
8.1	Termination	57
8.2	Effect of Termination	59
8.3	Amendment	59
8.4	Waiver	60

ARTICLE 9 GENERAL PROVISIONS		60
9.1	Officers’ and Directors’ Insurance	60
9.2	Certain Obligations	61
9.3	Notices	61

ARTICLE 10 MISCELLANEOUS		63
10.1	Agreement Matters	63
10.2	Binding Effect and Assignment	63
10.3	Further Assurances	63
10.4	Expenses	63
10.5	Survival	64
10.6	Severability	64
10.7	Waiver	64
10.8	Third Party Beneficiaries	64
10.9	No Personal Liability	64
10.10	Counterpart Execution	64

SCHEDULE A CONDITIONS OF THE OFFER

iii

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 9th day of January, 2011 between HudBay Minerals Inc., a company governed by the laws of Canada (the “Offeror”), and Norsemont Mining Inc., a company governed by the laws of the Province of British Columbia (the “Company”).

WHEREAS the Offeror desires to make an offer for the Common Shares (as defined below) by way of a take-over bid in order that the Offeror can acquire the Company on the terms and subject to the conditions set out in this Agreement;

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined, upon the recommendation of the Special Committee (as defined below) and after consultation with their financial and legal advisors, that the consideration to be offered for Common Shares pursuant to the Offer (as defined below) is fair, from a financial point of view, to all Shareholders (as defined below) (other than the Offeror and its Affiliates (as defined below), that it would be in the best interests of the Company to support and facilitate the Offer and enter into this Agreement and to recommend that Shareholders tender their Common Shares to the Offer, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the meanings set forth below.

“1933 Act” means the United States Securities Act of 1933 and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time;

“1934 Act” means the United States Securities Exchange Act of 1934 and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time;

“Acquisition Proposal” means any inquiry, proposal or offer (written or oral) relating to any of the following (i) any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, share exchange, arrangement, recapitalization or other business combination, liquidation, dissolution or winding-up directly or indirectly involving the Company or any of its subsidiaries, (ii) any sale, direct or indirect, whether in a single transaction or a series of transactions, of assets representing 20% or more of the assets of the Company and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the assets of the Company and its subsidiaries, taken as a whole) in a single transaction or a series of related transactions, (iii) any issuance, sale or acquisition, direct or indirect, whether in a single transaction or a series of transactions, of beneficial ownership of securities of the Company or any of its subsidiaries, or rights or interests therein or thereto, representing 20% or more of the voting or equity securities of the Company

(in terms of number of shares or voting power) or any of its subsidiaries representing 20% or more of the assets of the Company and its subsidiaries, taken as a whole, (iv) any transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Contemplated Transactions, or (v) any inquiry, proposal or offer to, or public announcement of an intention to, do any of the foregoing, in each case excluding the Contemplated Transactions contemplated by this Agreement;

“Affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, including the Schedules hereto, as the same may be amended or supplemented from time to time;

“Alternative Transaction” has the meaning set forth in Section 2.10(a);

“Bid Circular” has the meaning set forth in Section 2.1(e);

“Board of Directors” has the meaning set forth in the recitals to this Agreement:

“Business Day” means any day except a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Cash-Out Amount” has the meaning set forth in Section 2.9(a);

“Common Shares” means the common shares of the Company including all common shares of the Company issued on the exercise, exchange or conversion of any Convertible Securities prior to the Expiry Time, together with the associated rights issued under the Shareholder Rights Plan;

“Company Mineral Rights” has the meaning set forth in Section 4.24;

“Company Organizational Documents” has the meaning set forth in Section 4.1;

“Company Public Disclosure Record” means all prospectuses, circulars, reports, schedules, forms and other filings (including any exhibits and documents incorporated by reference and any amendments thereto) filed by the Company between June 30, 2007 and the date hereof on SEDAR under the name of the Company and not marked private;

“Company Securityholders” means the Shareholders, and the other beneficial and registered holders of any Convertible Securities;

“Company’s RSU Plan” means the Company’s Restricted Stock Unit Incentive Plan approved by the Shareholders on November 7, 2007, as amended from time to time;

“Company’s Stock Option Plan” means the Company’s 2007 Incentive Stock Option Plan approved by the Shareholders on August 16, 2007, as amended from time to time;

“Competition Act” means the Competition Act (Canada), as amended, and the regulations thereunder;

“Compulsory Acquisition” means an acquisition by the Offeror of all Common Shares not tendered to the Offer utilizing the provisions of Section 300 of the Business Corporations Act (British Columbia);

“Conditional Option Exercise” has the meaning set forth in Section 2.9(b);

“Confidentiality Agreement” means the letter agreement regarding confidential information dated August 26, 2009, between the Company and the Offeror;

“Contemplated Transactions” means the making of the Offer and the consummation of the transactions contemplated herein, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

“Contract” means any written or oral agreement, indenture, contract, understanding, arrangement, commitment, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable party and any amendment thereto;

“Convertible Securities” means any securities of the Company exercisable, convertible or exchangeable for other securities of the Company or otherwise evidencing a right to acquire any Common Shares or other securities of the Company (excluding the associated rights issued under the Shareholder Rights Plan) and including, without limitation, any put or call option, the Options, RSUs, Purchase Warrants and Notes;

“Directors’ Circular” has the meaning set forth in Section 2.3(b);

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Offeror in connection with the execution of this Agreement;

“EDGAR” means the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Time” means the time that the Offeror shall have first taken up Common Shares pursuant to Section 2.1(j);

“Employee Plans” means all the employee benefit, fringe benefit, deferred benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, insurance, health, welfare, medical, dental, disability, life insurance, vacation, programmes, arrangements, practices or similar plans for the benefit of or relating to any of the current or former directors, officers or employees or consultants of the Company maintained, sponsored, funded or otherwise contributed to or required to be contributed to, by the Company, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered;

“Encumbrance” means (i) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement, and (ii) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all applicable Laws relating to occupational or public health and safety, noise control, pollution or the protection of the Environment or to the generation, production, installation, use, labelling, handling, storage, treatment, transportation, recycling, destruction, reclamation, rehabilitation, remediation, Release or threatened Release of Hazardous Substances;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning set forth in Section 2.1(d);

“Fairness Opinions” means a fairness opinion from each of Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc., collectively, to the effect that, as of the date thereof, the consideration to be offered for Common Shares under the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its Affiliates);

“Financial Statements” means (i) the audited consolidated financial statements of the Company for the fiscal years ended June 30, 2010 and 2009 including the notes thereto and auditor’s report thereon; and (ii) the unaudited interim financial statements of the Company for the three months ended September 30, 2010 including any notes thereto;

“Fully-Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, such number of Common Shares calculated assuming that all Convertible Securities are exercised, exchanged or converted, as the case may be, for Common Shares;

“GAAP” means, with respect to any entity, generally accepted accounting principles in Canada, applicable to such entity at the relevant time, in effect from time to time, as published in the Handbook of the Canadian Institute of Chartered Accountants, consistently applied, or International Financial Reporting Standards, as applicable, consistently applied;

“Governmental Authority” means any (i) multinational, federal, territorial, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any stock exchange, (iii) any subdivision or authority of any of the foregoing or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including tailings, petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or occupational or public health and safety;

“Intellectual Property” means any inventions, patent applications, patents, trade-marks (both registered and unregistered) and applications for trademark registrations, trade names, copyrights (both registered and unregistered), trade secrets, databases and all other and proprietary information or technology;

“Latest Mailing Time” has the meaning set forth in Section 2.1(e);

“Laws” means any and all (i) laws (including common law), constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity, (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, rulings or awards of any Governmental Authority, and (iii) policies, guidelines and protocols of any Governmental Authority, and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Legal Actions” has the meaning set forth in Section 3.9;

“Lock-Up Agreements” means, the lock-up agreements between the Offeror and the following directors, senior officers and Shareholders of the Company: George P. Bell, Patrick Evans, Robert William Baxter, Max Pinsky, Gaston Loyola, Brian Kerzner, Malcolm Siverns, Robert Parsons, Augusto Baertl, Christopher Reynolds, Sean Spraggett, Carol Fries, Mackenzie Financial Corporation, the Pountney Family, Libra Advisors, LLC and RBC Global Asset Management, dated as of the date hereof;

“Mailing Date” means the first date on which Offer Documents are mailed to Shareholders pursuant to Section 2.1(e);

“Material Adverse Change” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects of the Company, or to prevent, frustrate, materially delay or materially impede or interfere with or impair the ability of the Offeror to consummate the Contemplated Transactions, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) general political, economic or financial conditions, including in Canada or Peru, (ii) the state of securities or financial markets in general, (iii) the mining industry in general, (iv) the price of copper, or (v) any change in the market price or trading volume of the Common Shares attributable to this Agreement or the Offer or the announcement thereof, except such change, effect, event, occurrence or state of facts referred to in clauses (i), (ii), (iii) or (iv) to the extent that any such change, effect, event, occurrence, circumstance or state of facts has a material and disproportionate effect on the Company, its business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects compared to other companies of similar market capitalization in the mining industry;

“Material Contract” means, in respect of any Party, any Contract: (i) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (ii) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $1,000,000 in the aggregate in the case of the Company and $3,000,000 in the aggregate in the case of the Offeror; (iii) relating to indebtedness for borrowed money, whether or not incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000 in the aggregate in the case of the Company and $3,000,000 in the aggregate in the case of the Offeror; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1,500,000 over the remaining term of the Contract; (vi) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect, (vii) pursuant to which the Party provides an indemnification to any other Person (other than a director or officer of the Party), or (viii) that is otherwise material to such Party and its subsidiaries, considered as a whole; and, for greater certainty, in respect of the Company includes the Material Contracts listed in Section 4.23 of the Disclosure Letter;

“Mineral Rights” has the meaning set forth in Section 4.24;

“Minimum Tender Condition” means the condition set forth in paragraph (a) of Schedule A, as it may be amended;

“Notes” means the convertible unsecured promissory notes of the Company referred to and as defined as Note 1 and Note 2, in the unaudited interim financial statements of the Company for the three months ended September 30, 2010;

“NYSE” means the New York Stock Exchange;

“Offer” has the meaning set forth in Section 2.1(a), which term shall include any amendments to, variations of, or extensions of, such Offer, including, without limitation, any change in the consideration offered for the Common Shares, the removal or waiver of any condition or extension of the date by which Common Shares may be tendered under the Offer by the holders thereof;

“Offer Documents” has the meaning set forth in Section 2.4(a);

“Offer Price” means, in respect of each Common Share, in accordance with an election made by each Shareholder as set out in a letter of transmittal submitted by such Shareholder, (a) 0.2617 Offeror Shares and $0.001 in cash, or (b) if so elected in the letter of transmittal, such amount of cash that is at least $0.001 and not greater than $4.50 and the number of Offeror Shares equal to (i) the excess of $4.50 over such elected cash amount, divided by (ii) $17.19), in each case subject to the pro-ration to be more particularly described by the Offeror in the Offer Documents to give effect to the maximum possible aggregate cash consideration to be paid for all Common Shares on a Fully-Diluted Basis being no more than $130 million; provided that the aggregate cash to be delivered to each Shareholder shall be rounded to the nearest whole cent;

“Offeror Financial Statements” means (i) the audited consolidated financial statements of the Offeror for the fiscal years ended December 31, 2009 and 2008 including the notes thereto and auditor’s report thereon; and (ii) the unaudited interim financial statements of the Offeror for the nine months ended September 30, 2010 including any notes thereto;

“Offeror Material Adverse Change” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects of the Offeror, or to prevent, frustrate, materially delay or materially impede or interfere with consummation of the Contemplated Transactions, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) general political, economic or financial conditions, including in Canada, (ii) the state of securities or financial markets in general, (iii) the mining industry in general, (iv) the price of copper, zinc or gold, or (v) any change in the market price or trading volume of the Offeror Shares attributable to this Agreement or the Offer or the announcement thereof, except such change, effect, event, occurrence or state of facts referred to in clauses (i), (ii), (iii) or (iv) to the extent that any such change, effect, event, occurrence, circumstance or state of facts has a material and disproportionate effect on the Offeror, its business, operations or financial condition, assets, liabilities (contingent or otherwise) or prospects compared to other companies of similar size and market capitalization in the mining industry;

“Offeror Public Disclosure Record” means all prospectuses, circulars, reports, schedules, forms and other filings (including any exhibits and documents incorporated by reference and any amendments thereto) filed by the Offeror between December 31, 2007 and the date hereof on SEDAR or EDGAR under the name of the Offeror and not marked private;

“Offeror Shares” means the common shares in the capital of the Offeror;

“Officer Obligations” means any obligations or liabilities of the Company in existence on the date hereof to pay any amount to its officers and/or directors (other than for salary, bonus, benefits and directors’ fees in the ordinary course) and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of the Company to officers and/or directors for severance or termination payments on a change of control of the Company pursuant to any employment agreements or otherwise in existence on the date hereof that have been disclosed in writing (both as to its amount and the circumstances of its payment) by the Company to the Offeror prior to the execution of this Agreement;

“Options” means all options to purchase Common Shares issued or granted by the Company pursuant to, or outside of, the Company’s Stock Option Plan;

“Outside Date” means the date which is 120 days after the date of the Offer; provided, however, that if the Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (i) 140 days after the date the Offer is commenced, and (ii) the tenth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

“Parties” means the Offeror and the Company, and “Party” means either of them;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration or other authorization of or from any Governmental Authority;

“Person” includes any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as executor, administrator or other legal representative;

“Purchase Warrants” means warrants of the Company entitling the holder to acquire, subject to adjustment, one Common Share for each warrant held, including, but not limited to, warrants governed by warrant indentures, dated May 25, 2009 and November 3, 2009, respectively, entered into between the Company and Computershare Trust Company of Canada, as warrant agent;

“Release” as used in the definition of “Environmental Laws” and in Section 4.31 hereof, means any release of a Hazardous Substance as prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Representatives” of a Person means such Person’s officers, directors, employees, advisors and agents;

“Response Period” has the meaning set forth in Section 6.2(a)(iii);

“RSUs” means all restricted stock units issued or granted by the Company pursuant to the Company’s RSU Plan;

“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time;

“Securities Authorities” means the TSX (and the NYSE, as applicable) and the securities commissions or similar regulatory authorities of each of the provinces and territories of Canada (and Peru and the United States Securities and Exchange Commission, each as applicable with respect to the Company and the Offeror, respectively);

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, and the rules and regulations and published policies of the Securities Authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX (and the Lima Stock Exchange and the NYSE, each as applicable with respect to the Company and the Offeror, respectively);

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval;

“Shareholder Rights Plan” means the supplemental shareholder rights plan agreement entered into between the Company and Pacific Corporate Trust Company, as rights agent, dated as of October 28, 2006, as amended from time to time;

“Shareholders” means the registered or beneficial holders of the outstanding Common Shares from time to time;

“Special Committee” means a special committee convened by the Board of Directors composed of Brian Kerzner, Augusto Baertl, George P. Bell, Malcolm Siverns and Louis Gignac;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving the Company and the Offeror or an Affiliate of the Offeror to be completed after completion of the Offer, which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Common Shares and/or all of the assets of the Company and provides for consideration per Common Share that is at least equal in value to, and is in the same form as, the consideration per Common Share offered under the Offer;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that:

(i)	did not result from a breach of Section 6.1 by the Company or its Representatives;

(ii)	complies with all applicable Securities Laws;

(iii)	would result in the acquisition by the person making the Acquisition Proposal, directly or indirectly, of 100% of the outstanding Common Shares (other than Common Shares owned by the Person making the Acquisition Proposal together with its Affiliates) or all or substantially all of the consolidated assets of the Company and its subsidiaries (provided that, in the case of a take-over bid, the minimum tender condition may be any percentage of the outstanding Common Shares greater than 50% (on a Fully-Diluted Basis) plus one of the outstanding Common Shares);

(iv)	is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal (and not assuming away any risk of non-completion);

(v)	is not subject to any approval by any of the shareholders of the Person making the Acquisition Proposal;

(vi)	if it relates to the acquisition of outstanding Common Shares, is made available to all Shareholders on the same terms and conditions;

(vii)	is not subject to a due diligence condition;

(viii)	is fully financed or in respect of which the Board of Directors, upon the recommendation of the Special Committee, has concluded, in good faith and after receiving the advice of outside legal and financial advisors, the possibility is remote that, if the conditions of the Acquisition Proposal are satisfied or waived, the Person making the Acquisition Proposal will be unable to pay the contemplated consideration due to a financing condition not being satisfied; and

(ix)	in respect of which the Board of Directors determines, upon the recommendation of the Special Committee, in good faith, after receiving the advice of outside legal counsel with respect to (A) below and financial advisors with respect to (B) below, that

(A)	failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with the fiduciary duties of the Board of Directors under applicable Law; and

(B)	having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders (other than the Person making the Acquisition Proposal and its Affiliates) from a financial point of view than the Offer (after taking into account any change to the Offer proposed by the Offeror pursuant to Section 6.2);

“Take-Up Date” means the date that the Offeror first takes up Common Shares pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Taxes” means all federal, state, local, provincial, branch or other taxes or other governmental levies, including income, gross receipts, windfall, profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental, value added, transfer, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, severance taxes, social insurance premiums, workers’ compensation premiums, employment insurance, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes or other governmental levies of any kind whatsoever imposed or charged by any Governmental Authority, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

“Termination Payment” has the meaning set forth in Section 6.3(a);

“Termination Payment Event” has the meaning set forth in Section 6.3(a);

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information, when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to the Offeror or any of its Representatives or agents by or on behalf of the Company as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Offeror prior to the execution of this Agreement; and

“TSX” means the Toronto Stock Exchange.

1.2	Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Deemed Currency

Unless otherwise expressly stated, all references to currency herein shall be, and be deemed to be, references to Canadian currency.

1.4	Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

1.8	Certain Expressions

The terms “including” or “includes” shall, when used in this Agreement, be construed to mean including or includes without limitation. References to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement (including all Schedules to this Agreement) and not to any particular Section of or Schedule to this Agreement.

1.9	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Offer.

1.10	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations, rules and published policies promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

1.11	Ordinary Course

Any reference to an action taken by a Person in the ordinary course means that such action is consistent with past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

1.12	Knowledge

In this Agreement, the phrase “to the knowledge of the Company” or other similar phrases means to the best of the knowledge, information and belief of Patrick Evans, Robert Baxter or Christopher Reynolds, without personal liability on the part of any of them.

1.13	Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Conditions of the Offer

ARTICLE 2

THE OFFER

2.1	The Offer

(a)

Subject to Section 2.2, the Offeror shall promptly publicly announce its intention to make an offer (the “Offer”) and shall make, subject to the terms and conditions hereof, a take-over bid to the Shareholders in Canada, the United States and Peru

for all outstanding Common Shares, including Common Shares issued after the date of the Offer and prior to the Expiry Time on the exercise, exchange or conversion of any Convertible Securities prior to the Expiry Time, offering the Offer Price for each Common Share.

(b)	The Offer shall be made in accordance with this Agreement and applicable Laws (including Securities Laws) and be subject only to the conditions set forth in Schedule A hereto. The Offer may be qualified that it is only being made in jurisdictions (in addition to Canada, the United States and Peru) where permitted by applicable Law without imposing substantive requirements on the Offeror in addition to those requirements imposed under Securities Laws and without requiring further action by the Offeror.

(c)	The Offer shall be open for acceptance until at least 5:00 p.m. (Toronto time) on the day that is 36 days from the Mailing Date.

(d)	The Offeror may, in its sole discretion and in accordance with applicable Securities Laws, extend the period during which Common Shares may be deposited under the Offer (the time at which the Offer expires, as it may be extended from time to time in accordance with this Agreement, the “Expiry Time”), provided that the Expiry Date may be extended beyond the Outside Date only if, prior to the Outside Date, the Offeror has publicly announced its intention to take up and pay for Common Shares that have been tendered under the Offer on the Expiry Date or if either condition (e) or (f) set out in Schedule A are not satisfied by the Company.

(e)	The Offeror shall prepare (in the form required under Securities Laws) and mail the Offer and accompanying take-over bid circular (such circular, together with the Offer, being referred to as the “Bid Circular”) in accordance with applicable Securities Laws to each Company Securityholder in Canada, the United States and Peru named on the lists provided by the Company to the Offeror referred to in Section 2.4(c), as soon as reasonably practicable after January 19, 2011 and, subject to Section 2.1(g) and Section 2.1(h), not later than 11:59 p.m. (Toronto time) on February 10, 2011 (the “Latest Mailing Time”).

(f)	The Company will, in a timely manner, furnish the Offeror with all such information regarding the Company and its Affiliates as is reasonably requested by the Offeror or otherwise required to be included in the Bid Circular under applicable Laws or in any other filings required to be made by the Offeror under applicable Laws in connection with the Contemplated Transactions. The Company shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, Qualified Persons (as defined in National Instrument 43-101 of the Canadian Securities Administrators) and any other advisors to the use of any financial, technical or other expert information required to be included in the Bid Circular and to the identification in the Bid Circular of each such advisor. The Company and its advisors shall be given a reasonable opportunity to review and provide comments on the Bid Circular prior to its printing and reasonable consideration shall be given to any comments made by the Company and its advisors.

(g)	If the mailing of the Bid Circular is delayed by reason of:

(i)	an injunction or order made by a Governmental Authority then the Latest Mailing Time shall be extended for a period ending on the fifth Business Day following the date on which such injunction or order ceases to be in effect, provided that such injunction or order is not being contested or appealed; or

(ii)	the Company not having provided to the Offeror:

(A)	such assistance in the preparation of the Bid Circular as may be reasonably requested by the Offeror, including providing such information pertaining to the Company as may be reasonably necessary to complete the Bid Circular, in order that the Bid Circular comply in all material respects with applicable Laws;

(B)	the Directors’ Circular in accordance with Section 2.3; or

(C)	the lists referred to in Section 2.4(c)

the Latest Mailing Time shall be extended for a period ending on the fifth Business Day following the date on which the Company supplies such necessary documents, information, lists or other assistance.

(h)	Without limiting anything in Section 2.1(g), the Latest Mailing Time shall be extended if an Acquisition Proposal shall have been:

(i)	publicly announced by any Person other than the Offeror, unless since such Acquisition Proposal was announced and the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly re-affirmed its recommendation in favour of the Offer, or

(ii)	privately submitted to the Company or the Board of Directors or any committee or member thereof, unless the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal;

in which case the Latest Mailing Time shall be extended until the Board of Directors has publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offer, in the case of (i) above or the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal, in the case of (ii) above.

(i)	The Company acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer and transfer or assign to one or more of its wholly-owned Affiliates the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer; provided, however, that the Offeror shall not, without the prior written consent of the Company:

(i)	amend, modify or waive the Minimum Tender Condition;

(ii)	decrease the consideration per Common Share;

(iii)	decrease the number of Common Shares in respect of which the Offer is made;

(iv)	change the form of consideration payable under the Offer (other than to add additional consideration); or

(v)	add any condition to the Offer not set forth in Schedule A hereto.

(j)	The Offeror agrees that, provided all of the conditions to the Offer set out in Schedule A have been satisfied or waived prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares tendered under the Offer as soon as reasonably possible and in any event not later than three Business Days following the time at which it first becomes entitled to take up such Common Shares under the Offer pursuant to applicable Laws.

2.2	Conditions to Making of the Offer

(a)	The obligation of the Offeror to make the Offer pursuant to Section 2.1, shall be subject to the following conditions having been satisfied or waived by the Offeror, in its sole discretion:

(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

(ii)	the counterparties to the Lock-Up Agreements shall not be in breach of their obligations thereunder;

(iii)	the Company shall have complied with all of its covenants in this Agreement, including without limitation those set out in Section 2.3, to be complied with prior to the making of such Offer;

(iv)	each of the representations and warranties of the Company provided herein (a) that are qualified by a reference to Material Adverse Change or materiality shall be true and correct at the date the Offer is made and (b) that are not qualified by a reference to Material Adverse Change or materiality shall be true and correct unless the failure to be true or correct has neither individually or in the aggregate with such other untrue or incorrect representations caused or reasonably may be expected to cause, a Material Adverse Change, at the date the Offer is made;

(v)	the Company shall have delivered the Director’s Circular to the Offeror;

(vi)	the Company shall have provided the Offeror with a certificate signed by a senior officer of the Company dated as of the date the Offer is made certifying that as of such date:

(A)	the conditions in Section 2.2(a)(iii) and Section 2.2(a)(iv) are satisfied as of such date;

(B)	to the knowledge of the Company, no Material Adverse Change has occurred since the date of this Agreement and no circumstance, fact, change, event or occurrence caused by a Person other than the Offeror, an Affiliate of the Offeror or any person acting jointly or in concert with the Offeror, has occurred that would render it impossible or impracticable for one or more of the conditions set out in Schedule A to be satisfied; and

(C)	to the knowledge of the Company there is no undisclosed material information which is required to be disclosed by applicable Laws so as to permit the Offeror to proceed with any take-over bid or tender offer;

(vii)	the Offeror shall have received all waivers, rulings or orders necessary from all applicable Securities Authorities for the Offeror to make the Offer and to mail to the Company Securityholders the Bid Circular;

(viii)	no Material Adverse Change shall have occurred since the date of this Agreement and no circumstance, fact, change, event or occurrence caused by a Person other than the Offeror, an Affiliate of the Offeror or any Person acting jointly or in concert with the Offeror, having occurred that would render it impossible or impracticable for one or more of the conditions set out in Schedule A to be satisfied;

(ix)	no Person shall have made an Acquisition Proposal unless the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and, if requested by the Offeror, acting reasonably, publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly re-affirmed its recommendation in favour of the Offer, and

(x)	no cease trade order, injunction or other prohibition at Law shall exist and no Law having been proposed, enacted, promulgated or applied, which in either case, would or could reasonably be expected to impose material limitations or conditions on, restrict, cease trade, prohibit or frustrate, any of the Contemplated Transactions or which could have such an effect.

(b)	The conditions in Section 2.2(a) are for the sole benefit of the Offeror and may be waived by it in its sole discretion in whole or in part. Such conditions shall be deemed to be satisfied or waived upon the mailing of the Bid Circular.

2.3	Directors’ Circular, Fairness Opinions and Press Release

(a)	The Company hereby represents and warrants, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date of this Agreement:

(i)	the Board of Directors has received oral Fairness Opinions and confirmation from each of Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc. that it will deliver written Fairness Opinions to the Board of Directors dated the date of the oral Fairness Opinions on or before the date of the Directors’ Circular; and

(ii)	the Board of Directors has determined, upon the recommendation of the Special Committee, and after consultation with their financial and legal advisors, that the consideration to be offered for Common Shares pursuant to the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its Affiliates), that it would be in the best interests of the Company to support and facilitate the Offer and enter into this Agreement and recommend that Shareholders tender their Common Shares to the Offer.

(b)	The Board of Directors shall:

(i)	prior to the Offeror mailing the Bid Circular, prepare and approve in final form and print for distribution to Company Securityholders a directors’ circular (the “Directors’ Circular”) prepared in accordance with Securities Laws recommending that Shareholders tender all of their Common Shares to the Offer, which shall attach the written Fairness Opinions;

(ii)	deliver to the depositary of the Offer, at its offices in Toronto, Ontario (or as the Offeror may otherwise direct in writing) on or before 9:00 a.m. (Toronto time) on February 10, 2011 for mailing with the Offer Documents, a sufficient quantity of commercial copies of the Directors’ Circular; and

(iii)	issue a press release on the date of mailing the Offer by the Offeror recommending that Shareholders tender all of their Common Shares to the Offer, which shall include reference to the Fairness Opinions.

(c)

The Offeror will, in a timely manner, furnish the Company with all such information regarding the Offeror and its Affiliates as is reasonably requested by the Company or otherwise required to be included in the Directors’ Circular under applicable Laws or in any other filings required to be made by the Company under applicable Laws in connection with the Contemplated Transactions. The Offeror shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, Qualified Persons (as defined in National Instrument 43-101 of the Canadian Securities Administrators) and any other advisors to the use of any financial, technical or other expert information required to be included in the Directors’ Circular and to the identification in the Directors’ Circular of each such advisor. The Offeror and its advisors shall be given a reasonable opportunity to review and provide comments on the Directors’ Circular and press release to be issued pursuant to Section 2.3(b) prior to printing, and issuance, as applicable, and reasonable consideration shall be given to any comments made by the Offeror and its advisors.

2.4	Offer Documents

(a)	Within the time periods required by Securities Laws, the Offeror shall file or cause to be filed with the appropriate Securities Authorities the Bid Circular and the related “Letter of Transmittal” and “Notice of Guaranteed Delivery” pursuant to which the Offer will be made (collectively, the “Offer Documents”).

(b)	The Offer Documents when filed with such Securities Authorities and when mailed to each of the Company Securityholders named on the lists provided by the Company to the Offeror referred to in Section 2.4(c), shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with all applicable Securities Laws and any other applicable Laws in all material respects.

(c)	The Company agrees to provide such assistance as the Offeror or its Representatives may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the Company Securityholders and to such other Persons as are entitled to receive the Offer in accordance with Securities Laws, including delivering to the Offeror:

(i)	promptly and in any case within two (2) Business Days following the execution and delivery of this Agreement, lists of all registered Company Securityholders in electronic form, showing the name and address of each holder and the number of Common Shares, and other Convertible Securities (including the exercise, exchange or conversion price thereof, as applicable) held by each such holder (together with available participants lists of book-based nominee registered holders such as CDS & Co. and CEDE & Co. and a non-objecting beneficial owner (NOBO) list), all as shown on the records of the Company as of a date that is not more than three (3) Business Days prior to the date of delivery of such basic lists; and

(ii)	from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the basic lists referred to in Section 2.4(c)(i) above in the names or addresses of the holders of Company Securityholders or holdings of such Company Securityholders held by each such Company Securityholder (together with available participants lists).

2.5	Subsequent Acquisition Transaction

(a)	If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares, the Offeror presently intends, to the extent possible, to pursue a Compulsory Acquisition to acquire the remainder of the Common Shares not tendered to the Offer.

(b)	If a Compulsory Acquisition is not available, the Offeror may pursue other means of acquiring the remaining Common Shares not tendered to the Offer. The Company agrees with the Offeror that in the event the Offeror takes up and pays for Common Shares under the Offer it will assist the Offeror in connection with any Subsequent Acquisition Transaction.

2.6	Registrar and Transfer Agent and Information Agent

Provided this Agreement has not been terminated, the Company agrees to permit the registrar and transfer agent for the Company to act as depositary in connection with the Offer and instruct such parties to furnish to the Offeror (and such Persons as it may designate) such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request, at such times as it may request, in connection with the implementation and completion of the Contemplated Transactions.

2.7	Information Agent and Dealer Manager

The Offeror may, if it decides to do so, appoint an information agent and/or a dealer manager in connection with the Offer to solicit acceptances of the Offer. Any dealer manager may form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada and of the stock exchanges in Canada and their Affiliates to solicit acceptances of the Offer in Canada and elsewhere. The Company will cooperate with any information agent and/or dealer manager so appointed, including using commercially reasonable efforts to promptly provide any information requested by the information agent and/or dealer manager, acting reasonably.

2.8	Shareholder Rights Plan

The Company and the Board of Directors shall take all action necessary to waive the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Contemplated Transactions immediately prior to the Expiry Time or earlier if so requested in writing by the Offeror.

2.9	Outstanding Options

(a)

The Offeror and the Company agree that, between the date hereof and the Take-Up Date, subject to the terms of the Company’s Stock Option Plan and the receipt of any necessary approvals and to Securities Laws, the Company may take such actions as may be necessary or desirable, including amending the terms of any Options and the Company’s Stock Option Plan, to provide that all Options vest no later than immediately prior to the Take-Up Date and that each holder of vested Options shall be entitled to exercise such Options, in accordance with their terms, and thereby acquire Common Shares and, for that purpose, the Company may establish a facility pursuant to which holders of Options may borrow the funds necessary for the exercise of Options to permit all Common Shares issuable pursuant to such Options to be deposited under the Offer on terms that, among other things, result in the consideration received for such Common Shares being immediately applied to repay such borrowings.

(b)	The Offeror and the Company agree that all Options tendered to the Company for exercise, surrender or cancellation, conditional upon the Offeror taking up the Common Shares under the Offer (a “Conditional Option Exercise”), shall be deemed to have been exercised or surrendered immediately prior to the take-up of the Common Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Common Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options confirm to the Company and the Offeror that such Common Shares are tendered pursuant to the Offer and provided that such holders have irrevocably agreed to surrender any of their remaining Options to the Company for cancellation effective on the Take-Up Date.

(c)	The Company agrees that it will use commercially reasonable efforts to allow all outstanding Options to be either exercised, terminated, surrendered, cancelled or expire prior to the Take-Up Date, provided that, except as provided in Section 2.9(a) or Section 2.9(b), the Company shall not pay the holders any amount in consideration therefor without the prior approval of the Offeror, and the Company shall not grant any additional Options or other rights to purchase or acquire Common Shares, or make any amendments to outstanding Options without the prior written consent of the Offeror.

(d)	The Company agrees to use reasonable commercial efforts to obtain as soon as practicable, and in any event prior to the Effective Time, the irrevocable agreement of all holders of Options that any Options that are not converted or exercised prior to the Take-Up Date shall either be surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offeror prior to the Take-Up Date.

(e)	The Offeror agrees to co-operate and make all such tendering or other arrangements with the Company to facilitate the exercise, conditional exercise, cancellation or surrender of Options and the deposit, pursuant to the Offer, of all Common Shares issued in connection therewith prior to the Expiry Time.

(f)	The Company shall promptly notify the Offeror in writing of any exercise or surrender of Options pursuant to in Section 2.9(a) or Section 2.9(b). Such notice shall include full particulars of each such exercise or surrender.

(g)	Notwithstanding any of the foregoing, the Company shall withhold and remit to the relevant Governmental Authority any amounts necessary in compliance with applicable Law and in connection therewith shall withhold such number of Common Shares issuable upon the exercise, conversion or exchange of any Convertible Securities, including Options, as may be necessary to satisfy the Company’s withholding obligations under applicable Law; and the Company shall use commercially reasonable efforts to take or cause to be taken all actions necessary to amend the Company’s Stock Option Plan in accordance with the foregoing.

(h)	The Offeror acknowledges and agrees that the Offeror, the Company or any other Person or entity that makes a cash payment to a holder of Options in connection with the cancellation, surrender or termination of the Options as described herein will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

2.10	Change in Nature of Transaction

(a)	On or prior to the Expiry Date, if the Offeror determines in its sole discretion that it is necessary or desirable to proceed with another form of transaction, including for greater certainty, a plan of arrangement, (an “Alternative Transaction”) whereby following completion of such Alternative Transaction, the Offeror or one or more of its Affiliates would own or control, directly or indirectly, 100% of the Common Shares on a Fully-Diluted Basis or substantially all of the assets of the Company and which provides the holders of Common Shares with a financial result at least equivalent to or better than the Offer, then, provided that such Alternative Transaction would not result in a delay or time to completion materially longer than the time permitted for the Contemplated Transactions and is otherwise not materially prejudicial to the Shareholders, the Company shall support the completion of such Alternative Transaction and take all actions necessary or desirable which are within its power to effect the completion of such Alternative Transaction, including, the holding of a meeting of holders of securities of the Company within 60 days of being notified of the Alternative Transaction and preparing and mailing any proxy circular of the Company in connection with such meeting.

(b)	In the event of any proposed Alternative Transaction, the references in this Agreement to the Offer shall be deemed to be changed to “Alternative Transaction” with necessary modifications and all terms, covenants, representations and warranties of this Agreement (with the adjustments necessary to reflect the Alternative Transaction) shall be and shall be deemed to have been made in the context of the Alternative Transaction and, if requested by the Offeror, the Parties shall execute and deliver either an arrangement agreement in a customary form and consistent with the commercial terms of this Agreement or such other agreement giving effect to and evidencing such amendment as may be reasonably required as a result of such modification and adjustments.

2.11	Directors

The Company acknowledges that, promptly upon the take-up and payment by the Offeror pursuant to the Offer of such number of Common Shares which represent in excess of 50% of the then outstanding Common Shares plus one Common Share and from time to time thereafter, the Offeror shall be entitled to designate such number of directors of the Board of Directors, which would constitute a majority of the Board of Directors and the Company shall not frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the Offeror to be elected or appointed to the Board of Directors, and to constitute a majority of the Board of Directors, including, without limitation, at the request of the Offeror, by using its best efforts to increase the size of the Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror hereby represents and warrants to and in favour of the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

3.1	Organization and Qualification

The Offeror and each of its subsidiaries is a corporation or company validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be, and has all necessary corporate or other legal power, authority and capacity to own, lease, license or otherwise hold its property and assets as now owned, leased, licensed or otherwise held, and to carry on its business as it is now being conducted. The Offeror and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization and qualification necessary except where the failure to be so registered, authorized or in good standing would not reasonably be expected to be material to the Offeror.

3.2	Capitalization

The authorized and issued capital of the Offeror consists of an unlimited number of Offeror Shares and an unlimited number of preference shares of which 149,431,339 Offeror Shares have been validly issued and are outstanding as fully paid and non-assessable shares as of January 4, 2011 and have not been issued in violation of any pre-emptive rights. As of January 4, 2011, an aggregate of up to 4,368,784 Offeror Shares are issuable upon the exercise of stock options and as of January 4, 2011, 278,144 Offeror Shares are issuable upon the exercise of restricted share units of the Offeror. The Offeror Shares to be delivered pursuant to the Contemplated Transactions will be duly allotted for issuance and will be validly issued and outstanding as fully paid and non-assessable shares and will not have been issued in violation of any pre-emptive rights. Except stock options and restricted share units of the Offeror issued or granted pursuant to incentive compensation plans of the Offeror, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other Contract or any right or privilege

(whether by Law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of the Offeror, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of the Offeror. All securities of the Offeror (including the stock options and restricted share units) have been issued in compliance with all applicable corporate Laws and Securities Laws. Other than the Offeror Shares, stock options and restricted share units, there are no securities of the Offeror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of the Offeror on any matter. There are no outstanding Contracts or other obligations of the Offeror to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any Person in excess of $5 million in the aggregate, other than a wholly-owned subsidiary of the Offeror, or (iii) provide any guarantee with respect to any Person (other than a wholly-owned subsidiary of the Offeror). There are no outstanding bonds, debentures or other evidences of Indebtedness of the Offeror or any of its subsidiaries having the right to vote with the holders of the outstanding Offeror Shares on any matters.

3.3	Authority Relative to this Agreement

The Offeror has all necessary corporate power, authority and capacity to execute, deliver and perform its obligations under this Agreement. All necessary corporate action has been taken by the Offeror to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and no other corporate proceedings on the part of the Offeror are necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement. Without limiting the generality of the foregoing, no approval of the shareholders of the Offeror is required for the Offeror to issue the Offeror Shares required to be issued pursuant to the Contemplated Transactions. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.4	No Violations

None of the execution and delivery of this Agreement by the Offeror, and the performance by the Offeror of its obligations hereunder, will result in a material violation, contravention or default (or an event which, with notice or lapse of time or both, would constitute a default) under or require any consent, approval or notice under any of the terms and conditions of (A) the provisions of the constating documents of the Offeror, (B) any Law applicable to the Offeror or any of its subsidiaries or any of their property, or (C) any Contract to which the Offeror or any of its subsidiaries is a party or to which the Offeror, any of its subsidiaries or any of their respective property or assets, may be subject or by which the Offeror or any of its subsidiaries is bound except, in each case, for such violations, contraventions or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Offeror. Subject to obtaining the approval of the TSX and NYSE with respect to the listing of the Offeror Shares and other than in connection with or in compliance with the provisions of applicable corporate

Laws and Securities Laws as expressly contemplated by this Agreement, no filing or registration with, or authorization, consent or approval of, any Governmental Authority or stock exchange is required on the part of the Offeror in connection with the Contemplated Transactions, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not reasonably be expected to prevent or materially restrict or delay the consummation of the Contemplated Transactions.

3.5	Reporting Status and Securities Law Matters

The Offeror is a “reporting issuer” in all provinces and territories of Canada and is not on the list of reporting issuers in default (where such concept exists) and is in compliance with all Securities Laws. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Offeror and, to the knowledge of the Offeror, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of the Offeror, has been threatened in writing. No subsidiary of the Offeror is subject to the continuous disclosure requirements under any Securities Laws or any similar requirements under the other applicable Laws of its jurisdiction of formation. The Offeror files and submits reports to the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System.

3.6	Reports

The documents comprising the Offeror Public Disclosure Record (i) did not, as of their respective dates or dates of amendment, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made, and (ii) complied in all material respects with applicable Securities Laws at the time they were filed or furnished. The Offeror has timely filed or furnished or caused to be filed or furnished with the Securities Authorities all amendments, forms, reports, schedules, statements and other documents required to be filed or furnished by the Offeror with the Securities Authorities since December 31, 2007. The Offeror has not filed any confidential material change report which, at the date hereof, remains confidential.

3.7	Offeror Financial Statements

The Offeror Financial Statements were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Offeror’s independent auditors, or (ii) that unaudited interim consolidated financial statements are subject to normal period-end adjustments and they may omit notes which are not required by applicable Laws and GAAP in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Offeror and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Offeror and its subsidiaries on a consolidated basis. There has been no material change in the Offeror’s accounting policies, except as described in the notes to the Offeror Financial Statements, since September 30, 2010.

3.8	Absence of Certain Changes

Since December 31, 2009, except as disclosed in the Offeror Public Disclosure Record, there has not occurred any fact, development, circumstance, change, matter, action, condition, event or occurrence that required the filing of a material change report under applicable Securities Laws. The Offeror and its subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to the Offeror and its subsidiaries, taken as a whole, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person, required by GAAP to be set forth in a consolidated balance sheet of the Offeror and its subsidiaries or in the notes thereto, which individually or in the aggregate has not been reflected in the Offeror Financial Statements, other than liabilities, indebtedness or obligations incurred by the Offeror and its subsidiaries in the ordinary course of business since December 31, 2009.

3.9	Litigation

Other than as set forth in the Offeror Public Disclosure Record, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “Legal Actions”) pending or, to the knowledge of the Offeror, threatened against, and to the knowledge of the Offeror, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against, the Offeror or any of its subsidiaries or against any of their respective property or assets, at law or in equity, in each case, which would, individually or in the aggregate, reasonably be expected to be material to the Offeror.

3.10	Taxes

The Offeror and its subsidiaries have no liability for unpaid Taxes that, in the aggregate, would be expected to adversely affect the value of the Offeror Shares in any material manner.

3.11	Mineral Resources

The estimates of mineral resources and mineral reserves for mineral properties of the Offeror or its subsidiaries disclosed publicly by the Offeror since March 31, 2010 (including in its Annual Information Form dated March 31, 2010) were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, including the Standards and Guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum, and in accordance with all applicable Laws, including the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. The Offeror has no information that would lead it to believe that the estimates of mineral reserves and mineral resources as disclosed by the Offeror since March 31, 2010 are inaccurate in any material respect. There has been no material reduction in the aggregate amount of estimated mineral resources and reserves of the Offeror and its subsidiaries from the amounts disclosed publicly by the Offeror since March 31, 2010.

3.12	No Expropriation

No property or asset of the Offeror or its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect of expropriation been given in respect thereof nor, to the knowledge of the Offeror, is there any intent or proposal to give any such notice or to commence any such proceeding.

3.13	Restrictive Covenants

There is no arbitral award, judgment, injunction, order or decree binding upon the Offeror or its subsidiaries that has the effect of materially restricting, prohibiting or materially impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

3.14	Funds Available

The Offeror has sufficient funds, or adequate arrangements (in compliance with applicable Securities Laws) for financing are in place to ensure that it will have sufficient funds, to pay the Offer Price in respect of all of the outstanding Common Shares on a Fully-Diluted Basis, assuming the maximum amount of cash consideration is elected by Shareholders.

3.15	Common Share Ownership

The Offeror and its Affiliates and joint actors beneficially owns 1,365,000 Common Shares and no Convertible Securities.

3.16	Residency

The Offeror is not a non-resident of Canada for purposes of the Tax Act.

3.17	Investment Canada Act

The Offeror is not a “non-Canadian” as that term is defined in the Investment Canada Act.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Offeror the Disclosure Letter, which is deemed to constitute an integral part of this Agreement and to modify the representations and warranties of the Company contained in this Agreement; provided that no disclosures set forth in the Disclosure Letter will modify a particular representation and warranty of the Company contained in this Agreement except for such disclosures, if any, as are set forth in the Disclosure Letter under a heading that corresponds to the specific Subsection of this Agreement containing the particular representation and warranty or an appropriate cross-reference. The Company hereby represents and warrants to and in favour of the Offeror as follows, and acknowledges that the Offeror is relying upon such representations and warranties in connection with the entering into of this Agreement:

4.1	Organization and Qualification

The Company and each of its subsidiaries is a corporation or company validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be, and has all necessary corporate or other legal power, authority and capacity to own, lease, license or otherwise hold its property and assets as now owned, leased, licensed or otherwise held, and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization and qualification necessary except where the failure to be so registered, authorized or qualified or in good standing would not reasonably be expected to be material to the Company. Correct, current and complete copies of the articles of incorporation, continuance or amalgamation, memorandum of association and, if applicable, by-laws or articles of association (or the equivalent formation or organizational documents), together with all amendments thereto, of the Company and each of its subsidiaries (collectively, the “Company Organizational Documents”) have been made available to the Offeror.

4.2	Capitalization

The authorized and issued capital of the Company consists of an unlimited number of Common Shares, of which 90,612,616 Common Shares have been validly issued and are outstanding as fully paid and non-assessable shares as of January 7, 2011 and have not been issued in violation of any pre-emptive rights. As of January 7, 2011, an aggregate of up to 13,328,334 Common Shares are issuable upon the exercise of Options, 527,269 Common Shares are issuable pursuant to RSUs, 9,472,966 Common Shares are issuable pursuant to Purchase Warrants and 5,764,706 Common Shares are issuable pursuant to the Notes, the exercise prices, expiration dates and other material terms of which are set forth in Section 4.2 of the Disclosure Letter, and such Common Shares have been duly authorized and, upon issuance, will be validly issued and outstanding as fully paid and non-assessable shares, and will not have been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Company or arising under any applicable Law. Except for the Purchase Warrants, the Options, the RSUs and the Notes, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other Contract or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of the Company, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company. All securities of the Company (including the Common Shares, the Options, the RSUs, the Purchase Warrants and the Notes) have been issued in compliance with all applicable corporate Laws and Securities Laws. Other than the Common Shares, the Options, the RSUs, the Purchase Warrants and the Notes, there are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Shareholders on any matter. Except as disclosed in Section 4.2 of the Disclosure Letter, there are no outstanding Contracts or other obligations of the Company to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any Person, other than a wholly-owned subsidiary of the

Company, or (iii) provide any guarantee with respect to any Person (other than a wholly-owned subsidiary of the Company). There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the Shareholders on any matters.

4.3	Ownership of Subsidiaries

Section 4.3 of the Disclosure Letter sets forth a complete and accurate list and/or chart of all subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as otherwise set forth in Section 4.3 of the Disclosure Letter. All of the outstanding securities and other ownership interests in the Company’s subsidiaries are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such securities and other ownership interests are held directly or indirectly by the Company and are, except pursuant to restrictions on transfer contained in constating documents or pursuant to existing financing arrangements involving the Company or its subsidiaries, (which transfer restrictions are set forth in Section 4.3 of the Disclosure Letter), legally and beneficially owned free and clear of all Encumbrances and not subject to any proxy, voting trust or other agreement relating to the voting of such securities and other ownership interests. Other than as set forth in Section 4.3 of the Disclosure Letter, there are no agreements, warrants or options, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, warrant or option, for the purchase, allotment or issuance of, or subscription for, any securities or other ownership interests in any the Company’s subsidiaries, or any securities that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities or other ownership interests in any of the Company’s subsidiaries. There are no outstanding Contracts of any subsidiaries of the Company to (i) repurchase, redeem or otherwise acquire any of its securities or other ownership interests, or with respect to the voting or disposition of any outstanding securities or other ownership interests of any subsidiaries of the Company, (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any Person, other than a wholly-owned subsidiary of the Company or (iii) provide any guarantee with respect to any Person (other than a wholly-owned subsidiary of the Company). Other than the subsidiaries listed on Section 4.3 of the Disclosure Letter, neither the Company nor any of its subsidiaries own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

4.4	Authority Relative to this Agreement

The Company has all necessary corporate power, authority and capacity to execute, deliver and perform its obligations under this Agreement. All necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

4.5	No Violations

Except as disclosed in Section 4.5 of the Disclosure Letter, the execution and delivery of this Agreement by the Company, and the performance by the Company, its subsidiaries and each of their respective Representatives of the obligations under this Agreement, will not

(a)	result in a material violation, contravention or default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or require any consent, approval or notice) under any of the terms, conditions or provisions of (i) the Company Organizational Documents, (ii) any Law applicable to the Company or any of its subsidiaries or any of their property, (iii) any Contract to which the Company or any of its subsidiaries is a party or by which it or any of its property is bound;

(b)	grant any Person a right to reduce fees or other payments to the Company or any of its subsidiaries (except as would not, individually or in the aggregate, reasonably be expected to be material to the Company), or a right of first refusal, first opportunity or other right or option to acquire securities or property of the Company or any of its subsidiaries, or a right to compel the Company or any of its subsidiaries to acquire securities or other property of any other Person;

(c)	give rise to any right of termination or acceleration of indebtedness of the Company or any of its subsidiaries, or cause any indebtedness of the Company or any of its subsidiaries to come due before its stated maturity, or cause any credit commitment to cease to be available to the Company or any of its subsidiaries;

(d)	cause any material payment or other material obligation to be imposed on the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its subsidiaries is a party or by which it or any of its property or assets is bound;

(e)	result in the creation of any Encumbrance upon any of the securities or property of the Company or any of its subsidiaries (including the Company Mineral Rights); or

(f)	cause the suspension or revocation of any Permit held by the Company or any of its subsidiaries that is in effect on the date hereof.

4.6	Compliance with Laws

Each of the Company and its subsidiaries (i) in all material respects, has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws (including, for greater certainty, Peruvian Laws) in each jurisdiction in which it conducts business, and (ii) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Authority under the Laws of any jurisdiction (including Peru) in which it conducts business. To the knowledge of the Company, none of the Company, any of its subsidiaries, or their respective Representatives (v) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (w) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (x) has violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), (y) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (z) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature. To the knowledge of the Company, none of the Company or any of its subsidiaries, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

4.7	Safety Matters

The Company and each of its subsidiaries is in compliance, in all material respects, with the requirements of applicable mine safety Laws of any foreign, state, provincial or local jurisdiction (collectively, the “Safety Acts”). Neither the Company nor any of its subsidiaries has received any citation from any Governmental Authority alleging that the facilities or operations of the Company or any of its subsidiaries are not in compliance, in any material respect, with the Safety Acts, which non-compliance has not been corrected or remedied to the satisfaction of such Governmental Authority or inspector.

4.8	Reporting Status and Securities Laws Matters

The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is not on the list of reporting issuers in default (where such concept exists) and is in compliance with all applicable Securities Laws. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing. No subsidiary of the Company is subject to the continuous disclosure requirements under any Securities Laws or any similar requirements under the applicable Laws of its jurisdiction of formation. The Company does not and is not required to file or furnish reports with the United States Securities and Exchange Commission pursuant to the 1934 Act.

4.9	Reports

The documents comprising the Company Public Disclosure Record (i) did not, as of their respective dates or respective dates of amendment, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made, and (ii) complied, in all material respects, with applicable Securities Laws at the time they were filed or furnished. The Company has timely filed or furnished with the Securities Authorities all amendments, forms, reports, schedules, statements and other documents required to be filed or furnished by the Company or any of its subsidiaries with the Securities Authorities since June 30, 2007. The Company has not filed any confidential material change report which, at the date hereof, remains confidential.

4.10	The Company Financial Statements

The Financial Statements were prepared in accordance with GAAP, consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (ii) that unaudited interim consolidated financial statements are subject to normal period-end adjustments and they may omit notes which are not required by applicable Laws and GAAP in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the notes to Financial Statements, since September 30, 2010. Except as disclosed in Section 4.10 to the Disclosure Letter, since June 30, 2007, neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of its or its subsidiaries’ Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors.

4.11	Books and Records

The financial books, records and accounts of the Company and each of its subsidiaries (i) have been maintained in compliance with applicable Laws and GAAP on a basis consistent with prior years, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries, and (iii) accurately and fairly reflect the basis for the Financial Statements. The Company’s minute books and those of each of its subsidiaries contain minutes of all meetings and all resolutions of their respective boards of directors and committees of such boards of directors, other than those portions of minutes of meetings reflecting discussions of the Contemplated Transactions, and their respective shareholders, and are complete and accurate in all material respects. True and complete copies of all such minute books recording such meetings and resolutions have been provided to the Offeror.

4.12	Disclosure Controls

The Company has designed and implemented a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer (or Persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure.

4.13	Internal Control

The Company has designed and implemented a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that (i) relate to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its subsidiaries are made only in accordance with authorizations of management and directors of the Company and its subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the material property or assets of the Company or any of its subsidiaries. To the knowledge of the Company, as of the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that would reasonably be expected to adversely affect the ability of the Company to record, process, summarize and report financial information, and (B) there is and has been since June 30, 2007, no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since June 30, 2007, neither the Company nor any of its subsidiaries, nor any of its or their Representatives, has received any (x) complaint, allegation, assertion or claim in writing from any source regarding accounting, internal accounting controls or auditing matters or (y) expression of concern from employees of the Company or any of its subsidiaries regarding questionable accounting or auditing matters.

4.14	Whistleblower Reporting

No attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company’s management, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors.

4.15	Absence of Certain Changes

Since June 30, 2010, except as disclosed in the Company Public Disclosure Record or as contemplated by this Agreement:

(a)	the Company and each of its subsidiaries have conducted their business only in the ordinary course of business;

(b)	there has not occurred any fact, development, circumstance, change, matter, action, condition, event or occurrence that required the filing of a material change report under applicable Securities Laws;

(c)	there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by the Company or any of its subsidiaries, whether or not covered by insurance;

(d)	there has not been any acquisition or disposition by the Company or any of its subsidiaries of any material property or assets;

(e)	other than in the ordinary course of business, there has not been any incurrence, assumption or guarantee by the Company or its subsidiaries of any debt for borrowed money, any creation or assumption by the Company or its subsidiaries of any Encumbrance on any material assets or any making by the Company or its subsidiaries of any loan, advance or capital contribution to or investment in any other Person other than a wholly-owned subsidiary of the Company;

(f)	there has been no dividend or distribution of any kind declared, paid or made by the Company on the Common Shares; and

(g)	other than in the ordinary course of business, there has not been any material increase in or material modification of the compensation payable to or to become payable by the Company or any of its subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (excluding the granting of Options or RSUs) made to, for or with any of such directors, officers, employees or consultants.

4.16	No Undisclosed Liabilities

Except as disclosed in the Financial Statements or as set forth in Section 4.16 of the Disclosure Letter, the Company and its subsidiaries have no material liabilities, indebtedness or obligations of any nature that would be required to be disclosed on a consolidated balance sheet of the Company (or the notes thereon) prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise) other than liabilities, indebtedness or obligations incurred by the Company and its subsidiaries in the ordinary course of business not in excess of $1,000,000 individually or in the aggregate since June 30, 2010. Section 4.16 of the Disclosure Letter sets out a list of all Indebtedness outstanding among the Company and any of its subsidiaries.

4.17	Litigation

Other than as set forth in Section 4.17 of the Disclosure Letter, there are no Legal Actions pending or, to the knowledge of the Company, threatened against, and to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against, the Company or any of its subsidiaries or against any of their respective property or assets, at law or in equity, in each case, which would, individually or in the aggregate, reasonably be expected to be material to the Company.

4.18	Taxes

Except as disclosed in Section 4.18 of the Disclosure Letter (i) the Company and each of its subsidiaries has, (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are true and correct in all material respects and have not been materially amended; (B) paid on a timely basis all material amount of Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and for which adequate reserves have been provided in the Financial Statements; and (C) duly and timely collected and withheld, or caused to be collected and withheld, all material amount of Taxes required or permitted by Law to be collected and withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any Person, including any employees, officers or directors and any non resident Person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes required by Law to be remitted by it; (ii) the unpaid Taxes of the Company and its subsidiaries did not, as of the date of Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in Financial Statements, and Taxes payable by the Company and its subsidiaries as of the Effective Time will not exceed such reserves and provisions for Taxes as adjusted through the Effective Time in accordance with the past custom and practice of the Company and its subsidiaries; (iii) (A) there are no audits or investigations in progress, pending or threatened by any Governmental Authority with respect to a material amount of Taxes against the Company, any of its subsidiaries or any of the assets of the Company or any of its subsidiaries; and (B) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to material amounts of Taxes exist or have been asserted or have been raised by any Governmental Authority which remain unresolved at the date hereof, and no action or proceeding for assessment or collection of material amounts of Taxes has been taken, asserted, or to the knowledge of the Company, threatened, against the Company or any of its subsidiaries or any of their respective assets, except, in each case, as are being contested in good faith and for which adequate reserves have been provided in the Financial Statements; (iv) there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Return or any payment of any Taxes by, the Company or any of its subsidiaries; (v) the Company is a “taxable Canadian corporation” as defined in the Tax Act; (vi) there are no Encumbrances for Taxes upon any of the assets of the Company and its subsidiaries; (vii) the Company and its subsidiaries are substantially in compliance with the Laws of Canada and Peru, and any province, state, municipality or other subdivision thereof, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among related taxpayers; (viii) neither the Company nor any of its subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its subsidiaries); (ix) no amount in respect of any outlay or expense that is deductible for the purposes of computing the income of the Company or any of its subsidiaries for Tax purposes has been owing by the Company or any of its subsidiaries, as the case may be, for longer than two (2) years to a Person not dealing at arm’s length (for the purposes of the Tax Act) with the Company or any such subsidiary at the time the outlay or expense was incurred; (x) there are no circumstances which exist and would result in, or which have existed and resulted in, sections 80 to 80.04 of the Tax Act applying to the Company or any of its subsidiaries; (xi) neither the Company nor any of its subsidiaries have either directly or indirectly transferred property to or supplied services to or acquired property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services; and (xii) there are no reserves under the Tax Act or any equivalent provincial or territorial statute to be claimed by the Company for the taxation year ended immediately prior to the acquisition of control by the Offeror.

4.19	Flow Through Obligations

The Company has not issued any “flow-through” shares since June 30, 2007.

4.20	Leased Property

Each property currently leased or subleased by the Company or any of its subsidiaries, other than any leases in respect of the Mineral Rights, is listed in Section 4.20 of the Disclosure Letter, identifying the name of the entity holding such leasehold interest and the documents under which such leasehold interest are held. Neither the Company nor any of its subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restrictions under such leasehold documents.

4.21	Intellectual Property

The Company and its subsidiaries have good and valid title to, and interest in, or a valid and enforceable license to use, all Intellectual Property that is, individually or in the aggregate, material to the operation of the Company’s business as currently conducted. There is no action, suit, or proceeding or claim pending or, to the knowledge of the Company, threatened in writing by any Person challenging the Company’s or any of its subsidiaries’ rights in or to any Intellectual Property which is used in the conduct of the business of the Company or any of its subsidiaries as it is currently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company. The Company and its subsidiaries have the valid right to possess and operate all computer hardware and software applications currently material to the operation of their business.

4.22	Personal Property

The Company and its subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company’s business as currently conducted, free and clear of any Encumbrances.

4.23	Contracts

Section 4.23 of the Disclosure Letter contains a list of the Material Contracts to which the Company or any of its subsidiaries is a party, correct, current and complete copies of which have been made available to the Offeror. All Material Contracts are in full force and effect and are the valid and binding obligations of the Company or one of its subsidiaries and, to the knowledge of the Company, the valid and binding obligation of each other party thereto subject to the qualification that enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. None of the Company, its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Contract, none of the Company or any of its subsidiaries has received or given any notice of a material default under any such Contract which remains uncured, and none of the Company or any of its subsidiaries has waived any rights under any such Contract. To the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of a Material Contract or entitle any party to terminate, accelerate, modify or call a default under, or trigger any pre-emptive rights or rights of first refusal under, any Material Contract.

4.24	Interest in Mineral Rights

(a)	Except as disclosed in Section 4.24 of the Disclosure Letter, neither the Company nor its subsidiaries owns any real property other than the Company Mineral Rights.

(b)	All of the mineral interests, rights and ancillary rights (including any fee land, patented and unpatented mining claims and mill sites, deeds, concessions, exploration licences, exploitation licences, prospecting permits, mining leases, mining rights, easements and leases) (collectively, the “Mineral Rights”) held by the Company and its subsidiaries (the “Company Mineral Rights”) are set out in Section 4.24 of the Disclosure Letter.

(c)	Except as disclosed in Section 4.24 of the Disclosure Letter:

(i)	the Company or a subsidiary of the Company is the sole legal and beneficial owner of all right, title and interest in and to the Company Mineral Rights, free and clear of any Encumbrances;

(ii)	all of the Company Mineral Rights are valid and subsisting and have been properly located and recorded in compliance with applicable Law;

(iii)	the Company Mineral Rights are in good standing under applicable Law and, to the knowledge of the Company, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, claim maintenance fees, rentals, fees, expenditures, reclamation bonds and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)	there is no adverse claim, or challenge, in progress, pending or, to the knowledge of the Company, threatened against, or to, the title to or ownership of any of the Company Mineral Rights, including any aboriginal and/or tribal title claims;

(v)	the Company or a subsidiary of the Company has the exclusive right to deal with all of the Company Mineral Rights;

(vi)	no Person other than the Company and its subsidiaries has any interest in any of the Company Mineral Rights or the production or profits therefrom;

(vii)	no Person has any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights or options that would affect the Company’s or a subsidiary of the Company’s interest in any of the Company Mineral Rights;

(viii)	each of the Company and its subsidiaries has (A) taken all necessary actions to preserve all back-in rights, earn-in rights, rights of first refusal or similar provisions or rights or options in its favour and to ensure that such rights, provisions and options remain in full force and effect and (B) not taken any action or failed to take any action, where the taking of such action or failure to act, as the case may be, could reasonably be expected to adversely affect any such rights, provisions or options;

(ix)	there are no material restrictions on the ability of the Company and its subsidiaries to use, transfer or exploit any of the Company Mineral Rights, except pursuant to the applicable Law or the terms of the Company Mineral Rights;

(x)	neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any interest of the Company or a subsidiary of the Company in any of the Company Mineral Rights;

(xi)	no further Mineral Rights are required by the Company or any of its subsidiaries to permit the Company or any of its subsidiaries to conduct the exploration and development programs as currently contemplated in respect of any of the Company Mineral Rights;

(xii)	the Company and its subsidiaries have all surface and possessory rights, including fee simple estates, leases, patented and unpatented mining claims and mill sites, easements, rights of way and permits or licences from landowners or Governmental Authorities permitting the use of land by the Company and its subsidiaries, and mineral interests that are required to exploit the development potential of the Company Mineral Rights as contemplated in the Company Public Disclosure Record filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such surface rights or Mineral Rights that would be required by the Company to so develop any of the Company Mineral Rights; and

(xiii)	none of the Company or any of its subsidiaries has abandoned any Mineral Rights or mines.

4.25	Mineral Resources

The estimates of mineral resources and mineral reserves for various mineral properties in which the Company or its subsidiaries hold an interest, as set forth in the Company Public Disclosure Record, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, including the Standards and Guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum, and in accordance with all applicable Laws, including the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. There has been no material change in the disclosure contained in the Technical Reports filed by or on behalf of the Company on SEDAR since the date such Technical Reports were so filed, including no reduction in the amount of estimated mineral resources and reserves of the Company and its subsidiaries, either in aggregate or by individual reserve or resource category, from the amounts set forth in the Company Public Disclosure Record.

4.26	No Expropriation

No property or asset of the Company or its subsidiaries (including any Company Mineral Rights) has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

4.27	Permits

Except as disclosed in Section 4.27 of the Disclosure Letter, the Company and each of its subsidiaries has obtained and is in compliance, in all material respects, with, all Permits required by applicable Laws to conduct its current businesses as they are now being conducted and to conduct the exploration and development programs as currently contemplated in respect of the Company Mineral Rights, and all such Permits are in full force and effect. Each such Permit can be renewed in the ordinary course of business by the Company or any of its subsidiaries to which the Permit was granted. No modification, amendment, suspension, revocation or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened and to the knowledge of the Company there is no valid basis for any such proceeding, including the Contemplated Transactions. To the Company’s knowledge, there is no reason why any Governmental Authority would not approve a properly filed request for a change in control of the Company as contemplated by this Agreement for any jurisdiction where the Company or any of its subsidiaries conducts business, to the extent such approval may be necessary or required in such jurisdiction (except that the Company makes no representation as to any information regarding the Offeror or its Affiliates).

4.28	Pension and Employee Benefits

(a)

Section 4.28 of the Disclosure Letter contains a list of all Employee Plans. True, current and complete copies of the following have been made available to the Offeror (where applicable): (i) the Employee Plans and all amendments thereto, (ii) copies of all material correspondence with any Governmental Authority relating to an Employee Plan, (iii) the most recently prepared actuarial report or financial statement relating to an Employee Plan, (iv) the summary plan description (and any summary of material modification) and/or employee booklet for each Employee Plan, and (v) all trust agreements, funding agreements or insurance contracts relating to an Employee Plan.

(b)	All of the Employee Plans are and have been established, registered (where required), qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between the Company and/or any of its subsidiaries, as the case may be, and their respective employees and former employees who are members of, or beneficiaries under, the Employee Plans.

(c)	To the knowledge of the Company, no Employee Plan is subject to any pending or threatened investigation, examination, audit, litigation or other proceeding, action or claim initiated by any Governmental Authority, or by any other party (other than routine claims for benefits), except for such investigations, examinations, audits, litigation or other proceedings, actions or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(d)	Except as disclosed in Section 4.28 of the Disclosure Letter no Person will, as a result of the Company completing the Contemplated Transactions (either alone or upon the occurrence of any subsequent termination of employment), become entitled to (i) any retirement, severance, bonus or other similar payment or benefit (or any increase therein); (ii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Company or any of its subsidiaries, or (iii) receive any additional payments, compensation or benefits, or funding of any compensation or benefits, under or in respect of any employee benefits.

4.29	Insurance

The Company and its subsidiaries maintain policies or binders of insurance as are listed in Section 4.29 of the Disclosure Letter and the Company is in compliance in all material respects with all requirements with respect thereto. Section 4.29 of the Disclosure Letter contains a description of all rights to indemnification now existing in favour of present or former officers and directors of the Company or any of its subsidiaries that arise in connection with their serving as directors or officers of the Company or any such subsidiary, except for any rights of indemnification that are included in the Company Organizational Documents. The Company and each of its subsidiaries is covered by valid and currently effective insurance policies issued in favour of the Company or any of its subsidiaries that the Company has determined to be commercially reasonable, taking into account the industries in which the Company and its subsidiaries operate. With respect to each insurance policy issued in favour of the Company or any of its subsidiaries, including those listed in Section 4.29 of the Disclosure Letter, or pursuant to which the Company or any of its subsidiaries is a named insured or otherwise a beneficiary under an insurance policy (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) none of the Company or any of its subsidiaries is in breach or default, and none of the Company or any of its subsidiaries has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by the Company or any of its subsidiaries with respect to any such policy, (iv) to the knowledge of the Company, none of such policies will terminate or lapse by reason of the Contemplated Transactions, (v) no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy, (vi) there is no claim by the Company or any of its subsidiaries pending under any such policy that has been denied or disputed by the insurer, (vii) all claims under such policies have been filed in a timely fashion and (viii) the Company has not received written notice of any threatened termination of, or material premium increase with respect to, any such policy and none of such policies provides for retroactive premium adjustments.

4.30	Related Party Transactions

Neither the Company nor any of its subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its subsidiaries or any of their respective Affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Company Public Disclosure Record filed (and available on SEDAR), on or before the date hereof, no director, officer, employee or agent of the Company or any of its subsidiaries or any of their respective Affiliates or associates is a party to any loan, contract, arrangement or understanding or other transactions with the Company or any of its subsidiaries required to be disclosed pursuant to Securities Laws.

4.31	Environment

(a)	Each of the Company and its subsidiaries is in compliance, in all material respects, with all, and has not violated, in any material respect, any, Environmental Laws;

(b)	None of the Company, its subsidiaries or, to the Company’s knowledge, any other Person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable properties, real properties (including the workplace environment) or any lands subject to the Company Mineral Rights currently or, to the Company’s knowledge, previously owned, leased or operated by the Company or any of its subsidiaries. To the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, real properties (including the workplace environment) or any lands subject to the Company Mineral Rights currently or, to the Company’s knowledge, previously owned, leased or operated by the Company or any of its subsidiaries;

(c)	There are no pending material claims or, to the knowledge of the Company, threatened material claims, against the Company or any of its subsidiaries arising out of any Environmental Laws or in respect of which any civil responsibility for acts or omissions with respect to the Environment;

(d)	No Encumbrance in favour of a Governmental Authority arising under Environmental Laws is pending or, to the knowledge of the Company, threatened, affecting, in any material respect, the Company or any of its subsidiaries or any Company Mineral Rights;

(e)	Except as disclosed in Section 4.31 of the Disclosure Letter, the Company and its subsidiaries are in possession of, and in compliance with, all material environmental Permits that are required to own, lease and operate the Company Mineral Rights and to conduct its business as it is now being conducted and to conduct the exploration and development programs as currently contemplated in respect of the Company Mineral Rights and all such Permits are listed on Schedule 4.31 of the Disclosure Letter; and

(f)	The Company has made available to the Offeror, its Affiliates and its Representatives copies of (A) all material environmental assessments, reports, audits and other documents in its possession (to the extent not superseded by a subsequent assessment, report, audit or other document, as applicable) relating to any real property currently owned, leased or operated by the Company or any of its subsidiaries or any real property that relates to the Company Mineral Rights, and (B) any other such material assessments, reports, audits and other documents which are in its possession that relate to the current or past environmental condition of any real property currently or formerly owned, leased or operated by the Company or any of its subsidiaries or any real property that relates to the Company Mineral Rights.

4.32	Restrictive Covenants

Except as disclosed in Section 4.32 of the Disclosure Letter, there is no arbitral award, judgment, injunction, order or decree binding upon the Company or its subsidiaries that has the effect of materially restricting, prohibiting, or materially impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

4.33	Employment Agreements and Collective Agreements

(a)	Except as disclosed in Schedule 4.33 of the Disclosure Letter, neither the Company nor any of its subsidiaries:

(i)	is a party to any written or oral agreement, arrangement, plan, obligation or understanding providing for severance or termination payments to, or any employment or change of control agreement with, any employees or consultants of the Company;

(ii)	is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at the Company or any of its subsidiaries.

(b)	The Company and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Laws with respect to employment and labour and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to employment or termination of employment of employees or independent contractors, except for such proceedings as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(c)	Each of the Officer Obligations (including quantums and circumstances of payment) have been disclosed in writing to the Offeror prior to the execution of this Agreement.

4.34	Competition Act

Neither the aggregate value of the assets in Canada of the Company and corporations controlled by the Company nor the gross revenues from sales in or from Canada generated from the assets in Canada of the Company and corporations controlled by the Company, all as determined in accordance with the Competition Act, including Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder, do not exceed $70 million.

4.35	Brokers

Except for Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc., no agent, broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company or any of its subsidiaries in connection with this Agreement or the Contemplated Transactions. The Company has provided to the Offeror a correct and complete copy of all agreements relating to the arrangements between it and Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc. that are in effect at the date hereof and agrees not to amend the terms of the agreement between it and Cutfield Freeman & Co. Ltd. and Wellington West Capital Markets Inc. relating to the payment of fees and expenses without the prior written approval of the Offeror, which consent may be withheld in the sole discretion of the Offeror.

4.36	Condition of Assets

The tangible personal property of the Company and its subsidiaries is in good condition, repair and (where applicable) proper working order, having regard to its use and age and such assets have been properly maintained.

4.37	Certain U.S. Securities Laws Matters

(a)	No class of securities of the Company is or is required to be registered pursuant to Section 12 of the 1934 Act;

(b)	The Company is a “foreign private issuer” as that term is defined in Rule 405 promulgated under the 1933 Act;

(c)	The Company is not an “investment company” under the United States Investment Company Act of 1940, as amended;

(d)	“U.S. Holders” (as that term is defined under Rule 800(h) promulgated under the 1933 Act) of the Company hold no more than 10 percent of the class of securities sought in the Offer within the meaning of Rule 802 promulgated under the 1933 Act; and

(e)	U.S. holders do not hold more than 10 percent of the class of securities sought in the Offer as determined under Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 promulgated under the 1934 Act.

4.38	Shareholder Rights Plan

The Company and the Board of Directors have taken all action necessary to defer the Separation Time (as defined in the Shareholder Rights Plan) as it may relate to the Contemplated Transactions and there are no outstanding waivers or other agreements relating to, or in respect of, the Shareholder Rights Plan or a waiver thereunder.

ARTICLE 5

CONDUCT OF BUSINESS

5.1	Conduct of Business by the Company

The Company covenants and agrees that, during the period from the date of this Agreement until this Agreement is terminated by its terms, unless the Offeror shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), and except as otherwise (i) expressly permitted or specifically contemplated by this Agreement or the Disclosure Letter, or (ii) required by Law:

(a)	the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and the Company shall, and shall cause its subsidiaries and its and their Representatives, to use commercially reasonable efforts to maintain and preserve its business organization and goodwill and assets (including the Company Mineral Rights), to keep available the services of its directors, officers and employees, to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having key business relationships with them; and shall not make any change in the business, assets, liabilities, operations, capital or affairs of the Company or its subsidiaries other than changes in the ordinary course of business;

(b)	the Company will not declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares or other Convertible Securities owned by any Person;

(c)	without limiting the generality of Section 5.1(a), the Company shall not, directly or indirectly, do or permit to occur any of the following:

(i)	amend any Company Organizational Documents;

(ii)	amend the Company’s Stock Option Plan or the Company’s RSU Plan or the terms of any of its outstanding securities (except to provide for the accelerated vesting of Options in accordance with the provisions of the Company’s Stock Option Plan or the exercise, cancellation or surrender of Options as contemplated in Section 2.9(a) or Section 2.9(b)), including any outstanding indebtedness and credit facilities;

(iii)	issue, sell or pledge or agree to issue, sell or pledge any Common Shares or other Convertible Securities other than Common Shares issuable upon exercise of the Convertible Securities outstanding at the date of this Agreement;

(iv)	redeem, purchase or otherwise acquire any of its outstanding Common Shares or other Convertible Securities;

(v)	split, consolidate or reclassify any of its Common Shares or other Convertible Securities;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Company;

(vii)	reorganize, amalgamate or merge the Company with any other Person;

(viii)	sell, lease, pledge, dispose of or encumber any assets, except in the ordinary course of business;

(ix)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another Person or division thereof or make any investment either by purchase of shares or securities, contribution of capital, property transfer or purchase of any property or assets of any other Person or division thereof;

(x)	incur, extend, renew or replace any indebtedness or any other material liability or obligation except in the ordinary course of business or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person (other than in respect of the Company) or make any loans or advances, except for fluctuations in working capital in the ordinary course of business;

(xi)	expend or commit to expend any amounts with respect to capital expenditures in excess of $100,000 individually or $250,000 in the aggregate except for commitments under Material Contracts or in the ordinary course of business consistent with budgets presented to the Offeror;

(xii)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business or pursuant to the Material Contracts or liabilities reflected or reserved against in the Financial Statements or of liabilities incurred since the date of the latest Financial Statement in the ordinary course of business and except for the payment of the transaction fees and expenses of legal and financial advisors of the Company, provided that in the case of the financial advisor agreement disclosed to the Offeror prior to the date hereof, the Company does not amend the transaction fees and expenses payable thereunder;

(xiii)	excluding investments of available cash in short-term bankers’ acceptances and similar investments, enter into any hedges, swaps, or other financial instruments or like transactions;

(xiv)	voluntarily enter into, terminate, waive, modify, amend or release any Person from any obligation under any Material Contract, or under, or in respect of, the Shareholder Rights Plan;

(xv)	make any changes in financial or tax accounting methods, principles, policies or practices, except as required by GAAP or by Law;

(xvi)	enter into any Contracts or other transactions with any officer or director of the Company, or any Person who owns 10% or more of any outstanding class of voting securities of the Company;

(xvii)	enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of any of the Contemplated Transactions or which would render, or which reasonably may be expected to render, inaccurate any of the Company’s representations and warranties set forth in this Agreement or materially interfere with the completion of the Contemplated Transactions;

(xviii)	settle any action, claim or proceeding brought (i) against it or (ii) by any present or former holder of its securities or any other Person in connection with the Contemplated Transactions, provided that the Company may settle any such action, claim or proceeding that has a value of less than $100,000, provided that the Offeror shall be given notice of the commencement of any action by the Company; or

(xix)	authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)	the Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of the Company not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

the Company shall (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year for which it last filed its Tax Return under the Tax Act, except as may required by applicable Laws;

(f)	the Company shall duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Securities Laws;

(g)	the Company shall use its commercially reasonable efforts, in consultation with the Offeror, to duly and timely file all material forms, reports, schedules, statements and other documents and take all other steps within its power and control that are required by applicable Law to maintain valid, satisfactory title and good standing in respect of all mineral claims and mining leases held by the Company;

(h)	the Company shall promptly notify the Offeror orally and in writing of (i) any material change (within the meaning of the Securities Act), on a consolidated basis, in the operation of its business or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of the Company contained herein to be untrue or inaccurate in any material respect; or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(i)	the Company shall not create any new Officer Obligations and the Company shall not grant to any officer, director or employee an increase in compensation in any form, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of the Company or enter into any employment agreement with, any officer, director or employee (other than in the ordinary course, consistent with budgets presented to the Offeror prior to the date of this Agreement), or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies, other than to permit the accelerated vesting of Options and RSUs in accordance with the provisions of the Company’s Stock Option Plan and the Company’s RSU Plan, as applicable, or the exercise, cancellation or surrender of Options as contemplated in Section 2.9(a) or Section 2.9(b); and

(j)	the Company shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees except: (i) with respect to its obligations under existing provisions of any of the Employee Plans; (ii) to accelerate vesting of Options in accordance with the provisions of the Company’s Stock Option Plan; and (iii) to give effect to Section 2.8 hereof.

ARTICLE 6

COVENANTS OF THE COMPANY

6.1	Non-Solicitation

(a)	Except as otherwise provided in this Article 6, the Company shall not, and shall not authorize or permit any of its subsidiaries or its or their Representatives to, take any action of any kind that might, directly or indirectly, interfere with the successful and timely completion of the Contemplated Transactions, including any action to directly or indirectly through any of its or its Representatives:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of the Company or any of its subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any Person to make an Acquisition Proposal;

(ii)	enter into or participate in or otherwise facilitate any discussions or negotiations regarding an Acquisition Proposal;

(iii)	withdraw, modify or qualify (or propose to do so), in a manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Offer or this Agreement;

(iv)	approve or recommend or remain neutral or propose publicly to approve or recommend or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 6.1(a)(iv)), or

(v)	accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Company completes the transactions contemplated in this Agreement or any other transaction with the Offeror or any of its Affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(b)	The Company shall, and shall cause its and its Representatives to, immediately terminate any existing discussions or negotiations with any Person (other than the Offeror or its Representatives) with respect to any Acquisition Proposal, whether or not initiated by the Company. The Company shall not amend, modify or waive any confidentiality agreement, standstill agreement or standstill provisions contained in any agreements entered into by the Company with other Parties relating to a potential Acquisition Proposal. Immediately upon execution of this Agreement, the Company shall request the return or destruction of all information provided to any third Parties who have entered into a confidentiality agreement with the Company (other than confidentiality agreements that by their terms have lapsed and were entered into prior to the convening of the Special Committee) relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. The Company has provided the Offeror with a copy of the form of confidentiality agreement initially requested from any Person (if any) seeking access to the Company’s data room following the date on which the Special Committee was convened.

(c)	The Company shall, as soon as practicable and in any event within 24 hours following receipt thereof notify the Offeror, at first orally and then as soon as possible thereafter in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to the Company or for access to properties, books and records or a list of the Shareholders of the Company or other Company Securityholders of which the Company’s Representatives, are or become aware, or any amendments to the foregoing. Such notice shall include the material terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(d)

Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, if after the date of this Agreement, the Company receives a request for material non-public information in relation to a potential Acquisition Proposal or receives a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date hereof in contravention of Section 6.1(a)), and (i) the Board of Directors determines in good faith consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal (notwithstanding that such Acquisition Proposal may be subject to a due diligence condition at such time), and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding the Company would be inconsistent with the fiduciary duties of the Board of Directors, then, and only then, the Company may provide such Person with access to information regarding the Company, subject to the execution of a confidentiality agreement providing for standstill provisions (which shall not be waived or modified without the prior written approval of the Offeror) other than to effect a Superior Proposal, provided however that the Company sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such Person and is immediately provided with access to similar information to which such Person was provided.

(e)	The Company shall ensure that its Representatives are aware of the provisions of this Section 6.1 and the Company shall be responsible for any breach of this Section 6.1 by such Representatives.

6.2	Right to Match

(a)	Subject to Section 6.2(b), the Company agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.1(d)) and/or withdraw, modify or qualify its approval or recommendation in respect of the Offer and recommend or approve the Acquisition Proposal, unless:

(i)	the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Company has complied with its obligations under all other provisions of this Article 6 and has provided the Offeror with a copy of the Acquisition Proposal (including, if applicable, a copy of any proposed agreement relating to such Acquisition Proposal);

(iii)	a period (the “Response Period”) of five (5) Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Board of Directors that the Board of Directors determined, subject only to compliance with this Section 6.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a copy of such Acquisition Proposal;

(iv)	after the Response Period, the Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(v)	the Company concurrently terminates this Agreement pursuant to Section 8.1(g) and has paid or concurrently pays to the Offeror the Termination Payment pursuant to Section 6.3(a)(ii).

(b)	During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of this Agreement and the Offer. The Company agrees that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of this Agreement and the Offer. The Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Board of Directors does not so determine, the Board of Directors will cause the Company to enter into an amendment to this Agreement reflecting the offer by the Offeror to amend the terms of the Offer and upon the execution by the Parties of such amendment will reaffirm its approval and recommendation in respect of the Offer, as so amended. If the Board of Directors does so determine, the Company may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 6.2 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

6.3	Termination Payment and Expense Reimbursement

(a)	The Offeror shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $21.6 million upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by the Company, in immediately available funds, within the time specified in respect of any such Termination Payment Event to an account designated by the Offeror, as consideration for disposing of rights under this Agreement:

(i)	the Offeror shall have terminated this Agreement pursuant to Section 8.1(c) (intentional breach or default by the Company) or Section 8.1(d) (change in or failure to make recommendation), in which case the Termination Payment shall be paid by 1:00 pm (Toronto time) on the third Business Day after this Agreement is terminated;

(ii)	the Company proposes to terminate this Agreement pursuant to Section 8.1(g) (acceptance of Superior Proposal), in which case the Company shall pay the Offeror the Termination Payment prior to accepting, recommendation or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

(iii)

on or after the date hereof and prior to the Expiry Time, (A) an Acquisition Proposal is publicly announced or any Person has publicly announced an intention to make an Acquisition Proposal, and such Acquisition Proposal has not expired, been withdrawn or been publicly abandoned, (B) the Offer is not completed as a result of the Minimum

Tender Condition not having been met, (C) the Offeror terminates this Agreement, and (D) the Company enters into a definitive agreement providing for the completion of an Acquisition Proposal with the Person who made the Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is completed within nine (9) months of such termination, in which case the Termination Payment shall be paid to the Offeror concurrently with the consummation of such Acquisition Proposal.

(b)	If the Company does not have sufficient financial resources to pay the Termination Payment, in order for the Company to enter into any agreement (other than a confidentiality agreement permitted by Section 6.1(d)) relating to an Acquisition Proposal or Superior Proposal, where the entering into of such agreement or the acceptance, recommendation or approval of such Acquisition Proposal or Superior Proposal, as the case may be, (or the proposal by the Company to do so) would or may give rise to a Termination Payment Event, the Company shall not enter into any such agreement unless the Person making such Acquisition Proposal or Superior Proposal, as applicable, advances or otherwise provides to the Company the cash required for the Company to pay the Termination Payment, which amount shall be so advanced or provided prior to the date on which the Company is required to pay the Termination Payment pursuant to Section 6.3(a).

(c)	Upon written notice to the Company, the Offeror may assign its right to receive the Termination Payment to any of its Affiliates.

(d)	The Company acknowledges that the amount set out in Section 6.3(a) in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty and irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(e)	For greater certainty, the Company shall not be obligated to make more than one payment under this Section 6.3 if one or more of the events specified in Section 6.3(a) occurs.

6.4	Injunctive Relief

(a)	Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Offeror, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the Parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement.

(c)	The Parties hereto further agree that (x) by seeking the remedies provided for in this Section 6.4, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.4 are not available or otherwise are not granted, and (y) nothing set forth in this Section 6.4 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 6.4 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

6.5	Consents

The Company shall use its commercially reasonable efforts to obtain any consent from or to provide notice to any Person, in each case in form and substance acceptable to the Offeror, where consent is required or that has a right to receive notice in respect of this Agreement or the transaction contemplated hereunder.

6.6	Market Purchases

The Company hereby consents to the acquisition by the Offeror and/or one or more of its Affiliates, of Common Shares other than pursuant to the terms of the Offer by way of open market purchases or otherwise, provided that such Common Shares are acquired in accordance with applicable Securities Laws.

6.7	Cooperation

Subject to the fulfillment by the directors of their fiduciary duties, the Company shall cooperate with any solicitation or information agent retained by the Offeror, at the Offeror’ s sole expense (separate and apart from the arrangements contemplated by Section 2.6), and shall take, or refrain from taking, such action as may be reasonably requested by the Offeror, in furtherance of such cooperation.

6.8	Transition Services

The Company shall use its commercially reasonable efforts to take or cause to be taken all reasonable actions to permit an orderly transition of the Company’s operations following the Effective Time, which, for greater certainty shall include using commercially reasonable efforts to enter into employee retention arrangements with those employees identified by the Offeror prior to the Effective Time, on terms satisfactory to the Offeror.

ARTICLE 7

MUTUAL COVENANTS

7.1	Notice Provisions

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Expiry Time, the Take-Up Date or the Effective Time, as applicable.

(b)	Each Party will give prompt notice to the other if at any time before the Expiry Time it becomes aware that the Bid Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Bid Circular, the Directors’ Circular, such application, registration, consent, circular, approval or filing, and the Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Bid Circular, the Directors’ Circular, application, registration, consent, circular, approval or filing, as required.

7.2	Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the Parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transactions and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a)	to obtain all necessary or advisable consents, approvals and authorizations as are required or advisable to be obtained under applicable Law, including, without limitation, under the rules of the NYSE and the TSX;

(b)	to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Contemplated Transactions;

(c)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Contemplated Transactions;

(d)	to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under any applicable Securities Laws, or any other Law relating to the Contemplated Transactions;

(e)	to execute and deliver such documents as the other Party may reasonably require; and

(f)	to fulfil all conditions within its power and satisfy all provisions of this Agreement, the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

7.3	Preparation of Filings

Without limiting Section 7.2(a), each of the Company and the Offeror shall:

(a)	as soon as practicable after the execution of this Agreement, make, or cause to be made, all such filings and submissions under the rules of the NYSE, the 1933 Act, the 1934 Act and as may be required or advisable for the Offeror to complete the Contemplated Transactions;

(b)	subject to compliance at all times with applicable Law and the other provisions of this Agreement, coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing including providing each Party with all notices and information supplied to or filed with any Governmental Authorities, and all notices and correspondence received therefrom (including notices and information which a Party, acting reasonably, considers highly confidential and sensitive and which may be provided on a confidential and privileged basis only to outside counsel of the other Party);

(c)	comply, at the earliest practicable date and after consultation with the other Party, with any request for additional information or documentary material received by it from such Governmental Authorities;

(d)	cooperate with one another in connection with any filings or other submission aimed at resolving any investigation or other inquiry concerning the Contemplated Transactions initiated by such Governmental Authorities, including providing each other, in advance, with copies of any notifications, filings, applications and/or other submissions in draft form and reasonable opportunity to comment thereon; to the extent that any information or documentation contained in such drafts is competitively sensitive or otherwise highly confidential, such information shall be provided only to outside counsel on a confidential and privileged basis;

(e)	not participate in any meeting or discussion expected to address substantive matters related to the Contemplated Transactions either in person or by telephone with such Governmental Authorities unless, to the extent permitted, it gives the other Party (or its outside counsel) the opportunity to attend and observe;

(f)	use commercially reasonable efforts to cause any applicable waiting periods to terminate or expire at the earliest possible date and to obtain any necessary approvals of the Contemplated Transactions; provided that commercially reasonable efforts shall not require the Offeror or any of its Affiliates to proffer or accept any order providing for the divestiture of any properties, assets, operations or businesses; to accept any other conditions, restrictions, limitations, or agreements affecting the Offeror’s or its Affiliates’ full rights of ownership to any Common Shares or its assets, or to contest any lawsuits or other legal proceedings, whether judicial or administrative, brought by or against Governmental Authorities, challenging or supporting the Agreement or the consummation of the Contemplated Transactions; and

(g)	Notwithstanding any other term or provision of this Agreement, the Offeror shall pay any filing fee in respect of the foregoing.

7.4	Consultation and Access to Information

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its subsidiaries and its and their respective Representatives to afford to the Offeror and its subsidiaries and its and their respective Representatives such access as the Offeror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their respective officers, employees, agents, properties, offices, assets, books, records and Contracts, and shall furnish the Offeror with such data (including financial and operating data) and information as the Offeror may reasonably request. Without limiting the foregoing, (i) the Offeror and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the properties on or in respect of which the Company or any of its subsidiaries has the Company Mineral Rights, and (ii) the Company shall, and shall cause its subsidiaries and its and their Representatives to make available to the Offeror and its subsidiaries, and its and their Representatives, such data (including financial and operating data) and information as the Offeror may request in respect of the Legal Actions set forth in Section 4.17 of the Disclosure Letter. The Company and the Offeror acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

7.5	Publicity

Each of the Offeror and the Company agree to issue, as soon as practicable after the execution and delivery hereof, a joint press release with respect to this Agreement and the Contemplated Transactions. The Offeror and the Company further agree that, from the date hereof until the earlier of the completion of the Offer and the termination of this Agreement, the Company shall not issue any further press releases unless the Company is required under any applicable Laws to disclose any information relating to the transactions contemplated herein, in which case the Company will, so long as it is not legally prohibited from doing so, provide the Offeror with prompt written notice so that the Offeror may, in its sole discretion, seek a protective order or other appropriate remedy. The Company will co-operate with the Offeror, at the Offeror’s reasonable expense, to obtain such a protective order or other remedy. If a protective order or other remedy is not or cannot be obtained, the Company will (i) furnish only that portion of the information relating to the transactions contemplated herein that the Company has been advised by its external counsel is required to be disclosed; and (ii) as much in advance as practicable and so long as it is not legally prohibited from doing so, provide the Offeror with the actual proposed disclosure of that information. If such advance notice is not legally permitted, to the extent permitted by applicable Laws, the Company shall provide the Offeror with a copy of the written disclosure made by the Company as soon as practicable thereafter. The Offeror acknowledges that the Company will be required to file a copy of this Agreement on SEDAR as required by applicable Law.

7.6	Privacy Matters

(a)	The Company covenants and agrees to advise the Offeror of all purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional purposes where the Company has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(b)	The Offeror covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including the determination to complete such transactions;

(ii)	after the completion of the transactions contemplated herein:

(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless:

(I)	the Company or the Offeror has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or

(II)	such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual;

(B)	where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to the Offeror; and

(C)	return or destroy the Transferred Information, at the option of the Company, should the transactions contemplated herein not be completed.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated in any of the subsections below:

(a)	by mutual written consent of the Offeror and the Company;

(b)	by the Offeror by written notice to the Company if the Bid Circular has not been mailed by the Offeror by the Latest Mailing Time as a result of any condition contained in Section 2.2 not being satisfied or waived by the Offeror, in its sole discretion, at or before mailing the Bid Circular, except where failure to satisfy such condition is solely as a result of a default by the Offeror of its obligations pursuant to this Agreement;

(c)	by the Offeror by written notice to the Company at any time if:

(i)	the Company is in default of any covenant or obligation in Section 6.1, or Section 2.3(b);

(ii)	the Company has intentionally breached any other covenant or obligation under this Agreement except for breaches that neither individually nor in the aggregate, result or could reasonably be expected to result, in a Material Adverse Change; or

(iii)	any representation or warranty of the Company:

(A)	that is qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any respect; or

(B)	that is not qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, a Material Adverse Change (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored);

provided that in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is five (5) Business Days from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(d)	by the Offeror by written notice to the Company if the Board of Directors or any committee thereof withdraws, amends or modifies in any manner adverse to the Offeror or the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer and recommendation that Shareholder tender all of the Common Shares under the Offer within five (5) Business Days of (a) the public announcement of any Acquisition Proposal which the Board of Directors has determined is not a Superior Proposal or (b) the written request by the Offeror that the Board make such a recommendation or reaffirmation;

(e)	by the Company by written notice to the Offeror at any time if any representation or warranty of the Offeror under this Agreement:

(i)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(ii)	that is not qualified by reference to materiality shall be untrue or incorrect unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, an Offeror Material Adverse Change (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored);

(f)

by the Company by written notice to the Offeror if: (A) the Offeror has not mailed the Offer Documents by the Latest Mailing Time except where such failure is attributable to a default by the Company; or (B) the Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with this Agreement or any amendment thereof that has been mutually agreed to by the Parties and such non conformity is not cured within five (5) Business Days from the date of written notice to that effect from the Company;

(g)	by the Company by written notice to the Offeror in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 6.1(d)), subject to compliance with Section 6.2;

(h)	by either Party by written notice to the other of them if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement and provided further that the Company only may terminate the Agreement pursuant to this Section 8.1(h) if the Offeror has not waived the unsatisfied conditions and publicly announced its intention to take up and pay for Common Shares that have been deposited pursuant to Section 2.1(d) hereof;

(i)	by either Party by written notice to the other of them if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(j)	by either Party by written notice to the other of them if any Law in force in Canada, United States or Peru (other than a judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority resulting from action inconsistent with this Agreement) makes the making or completion of the Offer or the Contemplated Transactions illegal or otherwise prohibited.

8.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Offeror or the Company hereunder except as set forth in Article 1, Section 6.3, Section 6.4, this Article 8 and Article 9, which provisions shall survive the termination of this Agreement.

8.3	Amendment

This Agreement may be amended by mutual agreement between the Parties. It may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

8.4	Waiver

Each of the Offeror, on the one hand, and the Company, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or other acts of the other;

(b)	waive compliance with the other’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 9

GENERAL PROVISIONS

9.1	Officers’ and Directors’ Insurance

(a)	The Offeror agrees that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause the Company or any successor to the Company (including the successor resulting from the winding-up or liquidation or dissolution of the Company) to maintain the Company’s current directors’ and officers’ insurance policy or an equivalent policy, on a “trailing” or “run-off” basis, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Company, covering claims made prior to or within six years after the Effective Time; provided, however, that neither the Company nor the Offeror shall be required, in order to maintain such directors’ and officers’ insurance policy, to pay an annual premium in excess of 200% of the annual cost (the “Current Premia”) of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of the Current Premia, the Company and the Offeror shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Current Premia. Furthermore, prior to the Effective Time, the Company may, in the alternative, purchase pre-paid non-cancellable run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time providing such coverage for such Persons on terms comparable to those contained in the current insurance policies and at a cost that does not exceed $75,000 and in such event none of the Offeror, the Company or any of its subsidiaries will have any further obligation under this Section 9.1(a), except that from and after the Effective Time, the Company or the Offeror, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance.

(b)	From and after the Effective Time, the Offeror shall, and shall cause the Company (or its successor) to, indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director, officer and employee of the Company (each, an “Indemnified Person”) against any costs or expenses (including reasonable legal fees), judgements, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, including the approval of this Agreement, the completion of the Offer or any of the other Contemplated Transactions arising out of or related to this Agreement and the transactions contemplated hereby; provided that such Indemnified Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her conduct was lawful. Neither the Offeror nor the Company shall settle, compromise or consent to the entry of any judgement in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director, officer or employee of the Company or services performed by such Persons at the request of the Company at or prior to or following the Effective Time without the prior written consent of that Indemnified Person (such consent not to be unreasonably withheld) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such claim, action, suit, proceeding or investigation.

9.2	Certain Obligations

The Offeror acknowledges that the Company has obligations, among others, pursuant to the terms of the Notes, the Purchase Warrants and Options disclosed by the Company in writing to the Offeror prior to the date of this Agreement.

9.3	Notices

(a)	Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

(b)	The address for service for each of the Parties hereto shall be as follows:

(i)	if to the Company:

Norsemont Mining Inc.

40 University Avenue

Suite 1002,

Toronto, Ontario

Canada M5J 1T1

Attention:         Patrick Evans

Facsimile:        (416) 408-4077

E-mail:             pevans@norsemont.com

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP

77 King Street West

Suite 400, Toronto-Dominion Centre

Toronto ON, M5K 0A1

Attention:         John Sabine and Abbas Ali Khan

Facsimile:        416 863 4592

E-mail:             john.sabine@fmc-law.com and abbas.ali-khan@fmc-law.com

(ii)	if to the Offeror:

HudBay Minerals Inc.

Suite 2501, Dundee Place

1 Adelaide Street East

Toronto, ON M5C 2V9

Attention:         H. Maura Lendon

Facsimile:        (416) 362-9967

Email:              maura.lendon@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Goodmans LLP

Suite 3400, 333 Bay Street

Toronto, ON M5H 2S7

Attention:         Jonathan Lampe and Kari MacKay

Facsimile:        (416) 979-1234

E-Mail:             jlampe@goodmans.ca and kmackay@goodmans.ca

ARTICLE 10

MISCELLANEOUS

10.1	Agreement Matters

(a)	This Agreement:

(i)	together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(ii)	shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; and

(iii)	except as expressly provided in Section 10.8 does not give any other Person any right or recourse whatsoever.

(b)	The Parties shall be entitled to rely upon delivery of an electronic copy (portable document format (pdf)) of the Agreement, and such electronic copy (pdf) shall be legally effective to create a valid and binding agreement among the Parties.

10.2	Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party. Notwithstanding the foregoing provisions of this Section 10.2, the Offeror may assign all or any part of its rights or obligations under this Agreement to a wholly-owned Affiliate of the Offeror, provided that if such assignment takes place, the Offeror shall continue to be liable to the Company for any default in performance by the assignee.

10.3	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the Contemplated Transactions, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

10.4	Expenses

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee, cost or expense, whether or not the Offer is consummated.

10.5	Survival

Subject to Section 8.2, the representations and warranties of the Company and the Offeror contained in this Agreement shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

10.6	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.7	Waiver

Except as otherwise expressly set forth herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

10.8	Third Party Beneficiaries

The provisions of Sections 9.1 and 10.9 are: (a) intended for the benefit of the Persons specified therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Sections 9.1 and 10.9 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.9	No Personal Liability

Except with respect to the Lock-Up Agreements of the directors and officers or the Company, no director or officer of either Party shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with this Agreement or the Offer by or on behalf of that Party.

10.10	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF, the Company and the Offeror have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HUDBAY MINERALS INC.

Per:	“Kenneth Gillis”
Name: Kenneth Gillis
Title: Senior Vice President, Corporate Development

Per:	“David S. Bryson”
Name: David S. Bryson
Title: Senior Vice President and Chief Financial Officer

NORSEMONT MINING INC.

Per:	“Patrick Evans”
Name: Patrick Evans
Title: Chief Executive Officer

SCHEDULE A

CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw or terminate the Offer (or, subject to the terms and conditions of the Support Agreement, amend or vary the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror, in its sole discretion, at or prior to the relevant Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time of the Offer, such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by the Offeror and its Affiliates and joint actors, represents at least 50% of the outstanding Common Shares (on a Fully-Diluted Basis) plus one Common Share;

(b)	all outstanding Options shall have been exercised, terminated or otherwise cancelled;

(c)	all approvals of any Governmental Authorities (including those of applicable Securities Authorities) that are necessary to be obtained by any of the Company or the Offeror to carry out the Contemplated Transactions shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror;

(d)	neither this Agreement nor any of the Lock-Up Agreements shall have been terminated in accordance with its terms;

(e)	each of the representations and warranties of the Company provided for in the Support Agreement:

(i)	that is qualified by reference to a Material Adverse Change or materiality shall be true and correct; and

(ii)	that is not qualified by reference to a Material Adverse Change or materiality shall be true and correct unless the failure to be true or correct has neither individually nor in the aggregate with other such representations being untrue or incorrect caused or reasonably may be expected to cause, a Material Adverse Change;

(f)	the Company shall not be in material breach of any covenant which it must perform under the Support Agreement;

(g)	there has not occurred any Material Adverse Change (i) since the date of this Agreement or (ii) prior to the date of this Agreement that has not previously been disclosed to the Offeror in writing or in the Company Public Disclosure Record, excluding any forward-looking disclosure in such documents;

(h)	subsequent to the date of the Support Agreement, there shall not have occurred any actual or threatened change to the Tax Act or the taxation laws of the Republic of Peru, or in each case the regulations thereunder (collectively, the “Tax Laws and Regulations”) or the administration thereof (including any proposal to amend the Tax Laws and Regulations or the administration thereof or any announcement, governmental or regulatory initiative, condition, event or development involving a change or prospective change to the Tax Laws and Regulations or to the administration thereof, but excluding a change of any of the taxation laws of the Republic of Peru or the regulations thereunder or the administration thereof that could subject Shareholders to tax on a transfer, sale or disposition of the Common Shares) that, in the reasonable judgment of the Offeror, would reasonably be determined to be a Material Adverse Change or Offeror Material Adverse Change, to any of the Offeror, the Company or their Affiliates because of an increase in Taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

(i)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation or other occurrence of any nature whatsoever, which, if the Offeror consummated any of the Contemplated Transactions under the Support Agreement, would reasonably be expected to lead to a Material Adverse Change;

(j)	the Offeror shall have determined, acting reasonably, that there is no basis under the Tax Laws and Regulations or the administration thereof that the Company or the Offeror or their respective Affiliates could have liability for Taxes relating to the disposition by any Shareholder of its Common Shares;

(k)	the Shareholder Rights Plan has been waived by the Board of Directors or otherwise terminated so as to have no effect in respect of the Contemplated Transactions or any acquisition of securities of the Company by the Offer or its Affiliates pursuant to the Contemplated Transactions; and

(l)	(x) no act, action, suit, investigation or proceeding shall have been taken or threatened or be pending before or by any Governmental Authority or by any elected or appointed public official or private person or entity (which, in the case of a private person or entity, the Offeror reasonably believes has a reasonable likelihood of success), and (y) no Law shall exist or have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to the Offeror in its sole discretion:

(i)	challenging the Offer or the Offeror’s ability to maintain the Offer;

(ii)

which has or may have the effect, directly or indirectly, of cease trading, making illegal, enjoining, prohibiting, preventing, restraining, limiting, delaying or imposing limitations or conditions on: (A) the making or consummation of the Offer; (B) the take-up or acquisition by, or the sale to, the Offeror of Common Shares; (C) the delivery of cash or issue and delivery of the Offeror Shares, in each case as consideration for Common Shares taken up or acquired by the Offeror; (D) the ability of the Offeror to acquire, own or hold, or exercise full rights of ownership in respect of, any Common Shares or business or material assets of the Company or its Affiliates; (E) the ownership or operation or effective control by the Offeror of any material portion of the business or material assets of the Company or its Affiliates; or (F) the ability of the Offeror and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)	which, if the Offer were consummated, could reasonably be expected to have a Material Adverse Change or Offeror Material Adverse Change;

(iv)	which seeks to compel the Offeror or its Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or any of its Affiliates;

(v)	which seeks to obtain from the Offeror or the Company or any of their respective Affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(vi)	which could reasonably be expected to make uncertain the ability of the Offeror and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction.

The foregoing conditions shall be for the sole benefit of the Offeror and may be asserted by the Offeror, at any time.

Subject to the terms of the Support Agreement, the Offeror in its sole discretion may waive any of the foregoing conditions, other than (a) above, in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have.

The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. The conditions listed above (other than (a) above) shall be conclusively deemed to have been satisfied or waived upon the taking-up by the Offeror of any Common Shares pursuant to the Offer.